Exhibit 99.2

IAMGOLD CORPORATION

MANAGEMENT INFORMATION CIRCULAR

GENERAL PROXY INFORMATION

Solicitation of Proxies

The information contained in this management information circular (“Circular”) is furnished in connection with management’s solicitation of proxies to be used at the annual and special meeting (the “Meeting”) of the shareholders of IAMGOLD Corporation (the “Corporation” or “IAMGOLD”), to be held at One King West Hotel & Residence, located at 1 King Street West, Toronto, Ontario, on Monday, May 14, 2012 at 4:00 p.m. (Toronto time), for the purposes set out in the accompanying notice of the Meeting (the “Notice of Meeting”).

It is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, however, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier or in person in respect of the Meeting. This solicitation of proxies for the Meeting is being made by or on behalf of the directors and management of the Corporation and the Corporation will bear the costs of this solicitation of proxies for the Meeting. In addition, the Corporation will reimburse brokers and nominees for their reasonable expenses in forwarding proxies and accompanying materials to beneficial owners of the common shares of the Corporation (the “Common Shares”).

Voting by Proxies

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers and/or directors of the Corporation. A shareholder of the Corporation may appoint a person (who need not be a shareholder of the Corporation) other than the persons already named in the enclosed form of proxy to represent such shareholder of the Corporation at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. In order to be valid, a proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 5:00 p.m. (Toronto time) on May 10, 2012 or, in the event of an adjournment or postponement of the Meeting, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned or postponed Meeting.

As noted in the Notice of Meeting accompanying this Circular, shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, interested shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each shareholder exercising the electronic voting option will need to refer to the control number indicated on their proxy form to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the proxy form for information regarding the deadline for voting shares electronically. If a shareholder votes electronically he or she is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a shareholder exactly as his or her name appears on the register of shareholders of the Corporation. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to shareholders.

The management representatives designated in the enclosed form of proxy will vote the Common Shares in respect of which they are appointed proxy in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of such direction, such Common Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation does not know of any such amendments, variations or other matters. However, if such amendments, variations or other matters which are not now known to management of the Corporation should properly come before the Meeting, the persons named in the enclosed form of proxy will be authorized to vote the Common Shares represented thereby in their discretion.

Non-Registered Shareholders

Only registered shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular and its form of proxy (collectively the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Meeting Materials will either:

(c)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(d)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Revocation of Proxies

A registered shareholder of the Corporation who has submitted a proxy may revoke it by: (a) depositing an instrument in writing signed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney, either (i) at the registered office of the Corporation (401 Bay Street, Suite 3200, PO Box 153, Toronto, Ontario, M5H 2Y4) at any time up to and including the last business day preceding the day of the Meeting, or (ii) with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting; (b) transmitting, by telephonic or electronic means, a revocation that complies with (i) or (ii) above and that is signed by electronic signature provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered shareholder or the attorney, as the case may be; or (c) in any other manner permitted by law.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder’s Common Shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital and Quorum

The Corporation is authorized to issue an unlimited number of Common Shares. Each Common Share entitles the holder of record to notice of and one vote at all meetings of the shareholders of the Corporation. As at the close of business on April 10, 2012, there were 376,063,280 Common Shares outstanding. The presence of two persons entitled to vote at the Meeting, either as shareholders or proxy holders, and holding or representing more than ten per cent of the Common Shares entitled to be voted thereat will constitute a quorum for the Meeting.

Record Date

The directors of the Corporation have fixed April 10, 2012 as the record date for the determination of those holders of Common Shares entitled to receive notice of the Meeting. In addition to notice, holders of Common Shares of record at the close of business on April 10, 2012 will be entitled to vote at the Meeting and at all adjournments or postponements thereof.

Ownership of Securities of the Corporation

As at April 10, 2012, to the knowledge of the directors and officers of the Corporation, other than BlackRock, Inc. which, according to Thomson Reuters, held 57,888,781 Common Shares, or 15.4% of the Common Shares outstanding, no person or company, directly or indirectly, beneficially owned, or exercised control or direction over, more than ten per cent of the votes attached to all of the Common Shares outstanding.

Currency:

Unless stated otherwise, all references to dollar amounts in this Circular are to Canadian dollars or currency.

BUSINESS OF THE MEETING

Election of Directors

The shareholders of the Corporation will be asked to elect 10 directors of the Corporation. Each director elected will hold office until the close of the next annual meeting of the shareholders of the Corporation, unless his office is earlier vacated or until his successor is appointed or elected.

The persons named in the enclosed form of proxy intend to vote for the election of each of the nominees whose names are set forth below, unless the shareholder of the Corporation who has given such proxy has directed that the Common Shares represented by such proxy be withheld from voting in respect of the election of a director of the Corporation. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director of the Corporation for the ensuing year, however, if that should occur for any reason at or prior to the Meeting or any adjournment or postponement thereof, the persons named in the enclosed form of proxy have the right to vote the proxy for the election of the remaining nominees and may vote in their discretion for the election of any person or persons in place of any nominees unable to serve.

The following table sets forth the name, the municipality of residence, the principal occupation or employment and the year he first became a director of the Corporation, for each nominee for election as a director of the Corporation.

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation

WILLIAM D. PUGLIESE Aurora, Ontario, Canada	Chairman of the Corporation	1990

STEPHEN J. J. LETWIN Toronto, Ontario, Canada	President & CEO of the Corporation	2010

JOHN E. CALDWELL(1, 3) Toronto, Ontario, Canada	Director of the Corporation	2006

DONALD K. CHARTER(1, 2) Toronto, Ontario, Canada	President, CEO and Director, Corsa Coal Corp.	1994

W. ROBERT DENGLER(2,3,4) Aurora, Ontario, Canada	Director of the Corporation	2005

GUY G. DUFRESNE(1, 4) Boucherville, Québec, Canada	Director of the Corporation	2006

MAHENDRA NAIK(1, 2) Markham, Ontario, Canada	Chief Financial Officer, Fundeco Inc. (Private Investment Company, Chartered Accountant)	1990

JOHN T. SHAW (3, 4) Sydney, Australia	Director of the Corporation	2006

Name and Municipality of Residence	Principal Occupation or Employment	Year First Became a Director of the Corporation

TIMOTHY R. SNIDER Arizona, USA	Director of the Corporation	2011

RICHARD J. HALL Colorado, USA	Director of the Corporation	2012

(1)	Member of the Audit and Finance Committee of the board of directors of the Corporation
(2)	Member of the Human Resources and Compensation Committee of the board of directors of the Corporation
(3)	Member of the Nominating and Corporate Governance Committee of the board of directors of the Corporation
(4)	Member of the Environmental, Health and Safety Committee of the board of directors of the Corporation

Biographies of each of the director nominees are set out in Appendix “A” to this Circular. In respect of the election of directors, the Corporation has adopted a majority voting policy that is described in the Corporation’s Statement of Corporate Governance Practices found later in this Circular.

Further information about the nominees for election as directors of the Corporation may be found in the most recent Annual Information Form of the Corporation filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”), at www.sedar.com, and incorporated in the most recent Form 40-F of the Corporation filed in the United States on the system for Electronic Data-Gathering, Analysis and Retrieval (“EDGAR”), at www.sec.gov/edgar.shtml, which information is hereby incorporated in this Circular. A copy of the Annual Information Form is available, free of charge, to any shareholder upon request to the Secretary of the Corporation.

Appointment of Auditors

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation until the close of the next annual meeting of shareholders or until their successor is appointed and to authorize the directors to fix their remuneration. KPMG LLP has been the auditor of the Corporation since June 18, 1998. In order to be effective, the resolution with respect to the appointment of the auditor of the Corporation requires the approval of more than 50 per cent of the votes cast in respect of such resolution.

The aggregate fees billed by KPMG LLP in each of the last two financial years of the Corporation are as follows:

Amounts in USD	2011	2010

Audit Fees(1)	1,609,000	1,705,000

Audit-Related Fees(2)	721,000	68,000

Tax Fees(3)	305,000	83,000

Non-Audit Fees(4)	0	0

Total - USD	2,635,000	1,856,000

(1)	“Audit Fees” include the aggregate professional fees paid to KPMG LLP for the audit of the annual consolidated financial statements and other regulatory audits and filings.
(2)	“Audit-Related Fees” include the aggregate fees paid to KPMG LLP, for the provision of financial filing and corporate transaction advice services.
(3)	“Tax Fees” include the aggregate fees paid to KPMG LLP for the provision of corporate tax compliance, tax planning and other tax related services.
(4)	“Non-Audit Fees” mean fees for non-audit services, which are services other than audit services.

Advisory Vote on the Corporation’s Statement of Executive Compensation

The Board has adopted a shareholder advisory vote on the Corporation’s approach to executive compensation, as disclosed in the following Statement of Executive Compensation. As a formal opportunity to provide their views on the disclosed objectives of the Corporation’s pay for performance compensation model, shareholders are asked to review and vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.

The Human Resources and Compensation Committee (the “HRCC”), and the Board, will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with its pay for performance compensation model (see the Statement of Executive Compensation for details regarding the compensation philosophy and guidelines of the Board and the metrics and process used to assess performance as well as whether any compensation consultant was retained last year and, if so, the mandate of such consultant). The pay for performance compensation model is designed to attract, retain and motivate talented management and pay for actual performance which drives the long-term creation and preservation of shareholder value.

Amendments to the Share Incentive Plan of the Corporation

The share incentive plan of the Corporation (the “Share Incentive Plan”) consists of a share purchase plan (the “Share Purchase Plan”), a share bonus plan (the “Share Bonus Plan”), a deferred share plan (the “Deferred Share Plan”) and a share option plan (the “Share Option Plan”).

The Corporation is seeking additional issuable equity under its Share Incentive Plan to meet the anticipated long-term incentive compensation requirements of its compensation program. In respect of the attraction, retention and motivation of talented management, and as further elaborated in the following Statement of Executive Compensation, the compensation program is designed to drive the long-term creation and preservation of shareholder value, discourage, through long-term equity awards, the taking of undue short-term risk and align the interests of management and shareholders through share ownership in the Corporation. The Board continues to believe that the continued ability to grant shares and share options to executives and key employees is a critical component of the total compensation package.

This is the Corporation’s first request for additional available equity under the Share Incentive Plan since the meeting of shareholders in 2007.

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”) and the Share Incentive Plan, shareholders of the Corporation will be asked to consider and, if deemed appropriate, to pass, with or without variation, a resolution (the “Plan Resolution”), the text of which is set out as Appendix “B” to this Circular, authorizing amendments (the “Plan Amendments”) to the Share Incentive Plan to:

(i)	increase the number of Common Shares currently issuable from treasury under the Share Incentive Plan by 1,000,000, from 4,672,326 to 5,672,326 Common Shares, in the aggregate; and

(ii)

add provisions to section 8.03(b) of the Share Incentive Plan, requiring shareholder approval by ordinary resolution for (a) any amendment to the Share Incentive Plan to change its amending provisions as set forth in Sections 8.03(a)(ii) and 8.03(b), and (b) any amendment to the Share Incentive Plan that will increase the limits previously imposed on non-employee director participation in the Share Incentive Plan (currently, the number of Common Shares reserved under the Share Incentive Plan for issue to non-employee directors is (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board - see Share Incentive Plan – Insider Limitations), and, for greater certainty, to add wording to section 8.03(a)(ii)(I) of the Share Incentive Plan respecting the Board’s right to amend the Share Incentive Plan, in connection with its administration or implementation, in the event of a reallocation of previously reserved Common Shares under the Share Incentive Plan (pursuant to shareholder approval) among any of the plans comprising the Share Incentive Plan.

Assuming the approval of the Plan Resolution by the shareholders of the Corporation, the aggregate number of the Common Shares currently issuable from treasury under the Amended Share Incentive Plan (as defined below), minus the number of Common Shares which have been previously issued, allotted or reserved, will be increased to 5,672,326 Common Shares (from 4,672,326) or 1.51% of the outstanding Common Shares as at the close of business on April 10, 2012.

The proposed Plan Amendments were approved by the directors of the Corporation on March 22, 2012, subject to shareholder approval. A copy of the Share Incentive Plan, including the Plan Amendments (the Share Incentive Plan as amended by the Plan Amendments being the “Amended Share Incentive Plan”), is available to any security holder of the Corporation at or prior to the Meeting upon request to the Secretary of the Corporation and is also attached for reference as Appendix “C” to this Circular.

A summary of the Share Incentive Plan, which is qualified in its entirety by the provisions of the Share Incentive Plan, is provided later in this Circular, under the heading “Share Incentive Plan”. The Share Incentive Plan is, and the Amended Share Incentive Plan will be, administered by a committee of the directors of the Corporation designated by the directors of the Corporation (currently, the HRCC) or, failing a committee being so designated from time to time, the directors of the Corporation. The Share Incentive Plan was established for the purpose of advancing the interests of the Corporation through the attraction, retention and motivation of key employees and the alignment of the interests of key employees with stakeholders through share ownership in the Corporation.

In order to become effective, the Plan Resolution must be approved by a simple majority of the votes cast by holders of Common Shares present in person or represented by proxy at the Meeting or any adjournment thereof.

STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This compensation discussion and analysis describes the Corporation’s approach to executive compensation by outlining the processes and decisions behind what the Corporation paid its executive officers who were, during or as at the end of the Corporation’s financial year ended December 31, 2011, the CEO, CFO and three other most highly compensated executive officers of the Corporation (the “Named Executive Officers” or “NEOs”), including:

•	a summary of the Corporation’s 2011 performance;

•	the composition, role, activities and qualifications of the HRCC and the role of management and compensation consultants;

•	the Corporation’s executive compensation philosophy, the objectives of its programs, guiding principles and peer group(s);

•	the various components of the Corporation’s executive compensation model; and

•	the 2011 performance criteria, assessments and pay decisions.

The NEOs for 2011 were:

•	Stephen J.J. Letwin, President and CEO (“President & CEO”);

•	Carol Banducci, Executive Vice President and Chief Financial Officer (“EVP & CFO”);

•	Gordon Stothart, Executive Vice President and Chief Operating Office (“EVP & COO”);

•	Denis Miville-Deschenes, Senior Vice President, Project Development (“SVP, Project Development”); and

•	Paul Olmsted, Senior Vice President, Corporate Development (“SVP, Corporate Development”).

Compensation Governance

IAMGOLD’s executive compensation programs and practices align with the overall stewardship and governance of the Corporation by linking compensation outcomes to both annual and longer-term performance objectives which are designed to align with and encourage shareholder value creation and preservation. Compensation practices include:

Compensation Practice	Compliant
No guaranteed cash or equity incentive awards	✓
Majority of NEO total compensation performance-based and ‘at risk’	✓
Performance goals are set to motivate and reward for high performance within the risk profile of the Corporation	✓
Payouts of incentive plans are contingent on specific measurable performance objectives	✓
Equity long-term incentives include performance-based share units with vesting tied to relative TSR performance and production growth; and, options grants which are directly linked to performance and which have no value unless share price increases	✓
Equity long-term incentives have vesting over 3 and 5 year horizons (based on time and performance)	✓
Board and HRCC has discretion to adjust compensation awards where appropriate	✓

Compensation Practice	Compliant
Compensation-related risks are regularly reviewed and monitored	✓
Program designs incorporate risk mitigating performance measures such as relative ROC and shareholder return measures and targets based on budget	✓
Existence of a clawback policy	✓
Share ownership requirements for senior executives and directors	✓
Company prohibits senior executives and directors from engaging in hedging against a decrease on the market value of company shares	✓
Shareholder “Say on Pay” vote	✓

Human Resources and Compensation Committee Report

The fundamental objective of IAMGOLD’s executive compensation practices is to motivate and reward executives for long-term creation and preservation of shareholder value. To meet this objective the Corporation’s executive compensation programs and policies are designed with the following principles:

•	attract, retain, motivate and reward high-calibre executive talent through competitive pay practices;

•

link the compensation model directly to specific and measureable corporate, operational, functional and personal performance objectives while exercising overall discretion to ensure the appropriate compensation results;

•	motivate high-performers to achieve exceptional levels of performance through rewards;

•	align compensation with the risk profile of the Corporation; and

•	encourage and require executives to own shares of the Corporation to more fully align the interests of management with the interests of shareholders.

The Corporation’s executive compensation program includes four components: base salary, short-term incentives (cash), long-term incentives (equity), and benefits and perquisites. The Corporation’s commitment to linking pay with performance is reflected in the percentage of executive compensation that is performance-based and ‘at risk’ through the use of short term and long term incentive compensation that pays out based on the achievement of performance goals designed to align with and encourage shareholder value creation. For each NEO, the percentage of performance-based ‘at risk’ compensation comprises a majority of their total direct compensation.

IAMGOLD annually reviews the compensation programs and practices to ensure appropriate alignment with the long-term success of the organization. To monitor and manage compensation-related risks, the Corporation has programs designed to mitigate any potential risks, for example:

•	short-term incentive metrics that are intrinsically linked to long-term shareholder value creation such as 3 year TSR, operating cash flow, reserve replacement and safety and sustainability;

•	stock option awards with grant sizes based on performance;

•	neutrality for the impact of commodity prices through relative comparisons, and use of budget in performance assessments, long-term vesting of equity plans;

•	regular stress testing of the link between performance and pay, minimum share ownership requirements for NEOs and executives;

•	an annual advisory vote on the acceptability of the approach to executive compensation being taken by the Corporation; and

•	the use of a contractual claw-back in cases where the performance underlying compensation is subsequently found not to be confirmed.

Overall, 2011 was a banner year, with record revenue, net earnings, and cash flow. Revenue grew by 53% to $1.7 billion, net earnings increase by 81% to $391 million, and operating cash flow from continuing operations rose by 70% to $590 million. This was achieved in the face of some difficult operating conditions beyond the control of the Corporation; however, the executive team took appropriate correction action and implemented effective risk mitigating strategies. Challenges included water shortages at Essakane due to unprecedented late rainfall; unexpected increases in royalty rate and land tax in Burkina Faso; the addition of a new water tax and a value added tax (VAT) on diesel fuel; and higher fuel prices which could not have been predicted.

With consideration of the strong corporate performance and management’s quick responses to difficult operating conditions, variable compensation for the NEOs included 2011 short-term incentive plan (“STIP”) cash payments is positioned near or slightly above target levels (between 97% and 126% of target) and long-term incentive plan (“LTIP”) equity grants similarly adjusted for performance.

IAMGOLD’s executive compensation program and practices are described in detail over the following pages of the Compensation Discussion and Analysis. The Corporation believes that the compensation program continues to support its goal of rewarding executives for the long-term creation and preservation of value for shareholders. While the Corporation will continue to review and make enhancement to its executive compensation programs over the 2012 year, fundamental changes are not anticipated.

Submitted by the Human Resources and Compensation Committee on behalf of the Board of Directors,

Donald K. Charter (Chairman)

Mahendra Naik

Derek Bullock

W. Robert Dengler

Compensation Risk Management

The HRCC, and the Board, regularly review and evaluate potential risks to the Corporation resulting from the design of the Corporation’s executive compensation program. These risks include executive retention, promotion of short term risky behaviour and unexpected high payouts. Neither the HRCC, nor the Board, have identified any potential risk associated with the compensation policies or practices of the Corporation that would reasonably be likely to have a material adverse effect on the Corporation. The HRCC believes the compensation program:

•	effectively balances pay for performance and retention of highly skilled executives;

•	mitigates the risk of large unanticipated or unwarranted payouts; and

•	encourages executives to think about how their short-term actions will contribute to long-term success.

Some specific compensation program mitigating features include:

•

a performance-based short-term incentive (cash) plan designed to reward certain corporate, operational, functional and personal performance goals and challenging targets that are drivers of longer-term performance and long-term value creation (e.g., 3 year TSR and reserve replacement);

•	isolating as much as possible for the impact of commodity prices through relative performance metrics and using budgeted commodity prices rather than allowing for the influence of actual prices;

•

a performance-based long-term incentive compensation (equity) plan with grant levels based on performance measures as described under the STI, and pay outcomes directly tied to relative TSR, production growth and absolute share price appreciation (e.g., stock options are worth zero if no share appreciation);

•

annual overlapping equity incentive plan grants that vest according to a staggered schedule and performance criteria that must be met or exceeded, i.e., stock options vest over a 5 year period, performance share units vest only at the end of 35 months (and not in part before) which keeps the executive continually on the future value creation;

•	regular stress testing of potential payouts under the short-term and long-term incentive plans to avoid unintended behaviours and compensation outcomes;

•	payouts from the short-term and long-term incentive plans (with the exception of stock options) are capped to avoid excessive or extreme compensation awards;

•

for the short-term incentive plan, the impact of gold prices are neutralized by using relative total shareholder return performance (1 year and 3 year) and using a budget gold price to set operating goals and reserve increases resulting solely from gold price increases are not included in the reserve calculation for incentive awards;

•

the HRCC retains discretion to adjust the compensation of an executive, as it deems appropriate, to ensure that pay outcomes match actual performance outcomes. Both the STI formula and LTI framework are intended to be the guidelines for the Committee;

•

the use of a contractual claw-back for incentive compensation plans where the performance underlying such compensation is subsequently found not to be confirmed (e.g., upon a material earnings restatement);

•	minimum share ownership requirements for NEOs and executives that must be maintained through their tenure;

•

the submission, annually, of the compensation program recommended by the HRCC, and approved by the Board, to the shareholders of the Corporation for an advisory vote on the acceptability of the approach to executive compensation being taken by the Corporation (a “Say on Pay”);

•	a policy that prohibits senior executives and directors from hedging against a decrease in the market value of the Corporation’s shares and

•

on a regular basis, the retention by the HRCC of an independent advisor to provide external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

Summary of 2011 Performance for STIP

In 2011, the Corporation’s corporate performance exceeded the benchmark set by the Board resulting in a corporate performance rating of 163% of target; however, operating performance, when adjusted for gold prices, was below expectations resulting in a rating of 5.6% of target for executive officers (as described later in this Statement of Executive Compensation).

In terms of corporate performance:

•

the Corporation’s one-year total shareholder return was -9% compared to a total shareholder return of -14% for the S&P/TSX Global Gold Index and, over the last three years, the Corporation’s total shareholder return was 137% compared to 15% for the S&P/TSX Global Gold Index; and

•	the Corporation’s return on capital (“ROC”) was 34% compared to an average ROC of 17% for the Corporation’s ROC peer group (identified later in this Statement of Executive Compensation).

In terms of operating performance:

•

the Corporation’s net operating cash flow was below threshold performance at $245 million. The net operating cash flow is calculated as budgeted gold price per ounce less cash cost per ounce, multiplied by actual production, less capital expenditures (including development) and brownfields exploration. Budget gold prices are used in order to adjust the impact of gold price fluctuations;

•	reserve replacement increased to 16% of production (vs. the reserve replacement benchmark of 100% of production);

•	health and safety failed to meet performance targets due to a fatality at the Corporation’s Rosebel Operation; and

•	the Corporation achieved 75% conformity to sustainability targets.

When making cash compensation decisions for 2011 the HRCC and the Board considered functional and personal performance for each NEO, in addition to corporate and operating performance.

Changes for 2012

IAMGOLD made some prospective changes to the executive compensation programs in early 2012, including the following:

•

review and update the pay and performance peer group for 2012 to align with specific criteria including industry, size (as measured by revenue and market capitalization), and complexity of a Canadian publicly-traded Corporation with international operations;

•

within the short-term incentive plan, replace the current relative ROC component with an absolute return on capital employed (“ROCE”) measure with targets determined with reference to both the Corporation’s budget for the upcoming year and past performance relative to a selected peer group;

•	revisit the CEO compensation package in light of his positive contribution to the successful completion of the financial year and in consideration of the competitive market data for the peer group. Base salary increased to $850,000 (from $750,000 for partial 2010 and full 2011 service) and target bonus increased to 125% of salary (from 100% of salary) for fiscal 2012;

•	increase base salaries for remaining NEOs by 4%;

•

increase target bonus levels for some of the senior executive team based on an understanding of the stretch nature (e.g., target payout generally only possible for performance above peers or budget) of the Corporation’s performance targets within the STIP, and with reference to the competitive market data for the peer group. Target bonus levels for the EVP & COO increased to 85% of salary (from 65% of salary) and SVP, Project Development increased to 65% (from 50% of salary), and SVP, Corporate Development increased to 55% of salary (from 45% of salary); and

•	adjust threshold STIP performance levels in light of the stretch nature of the Corporation’s performance targets.

Composition of the Human Resources and Compensation Committee

As further described in the Statement of Corporate Governance Practices, the Board has determined that the HRCC is to be comprised of at least three directors, each of whom must be independent under applicable laws, policies and stock exchange rules. In addition, keeping with governance best practice, the HRCC should consist of directors who are knowledgeable about issues related to human resources, talent management, compensation, governance and risk management.

The current members of the HRCC include Mr. Donald K. Charter, Mr. Mahendra Naik, Mr. Derek Bullock and Mr. W. Robert Dengler, all of whom are independent and have the knowledge skills and experience required by the Board to effectively fulfill the HRCC mandate. Further, the HRCC members have no interlocking relationships among themselves or with management. The table below summarizes the relevant Board committee experiences of each HRCC member, followed by additional commentary:

HRCC Member	Board Member Experience (Present and Past 3 Years) (1)
	Board of Directors		Human Resources and Compensation Committee		Audit Committee
	Member	Chair	Member	Chair	Member	Chair
D.K. Charter	✓		✓	✓	✓
M. Naik	✓		✓		✓
D. Bullock	✓		✓
W.R. Dengler	✓		✓

1.	Most HRCC members also have extensive experience beyond 3 years.

Collectively, the HRCC members have extensive compensation-related experience in the natural resources sector as senior executive officers (past and present) and members of Boards and committees of other public Corporations:

•

Mr. Charter is President and CEO of Corsa Coal Corp., an international operating public coal mining company, Chairman of the Board of Adriana Resources, and Chairman of the Compensation Committee and member of the Audit Committee of Lundin Mining Corporation, an international public metals and mining company. Mr. Charter also has compensation-related experience through his roles as a member of Compensation Committees for a number of public companies over his career and as a senior executive, including President & CEO of Dundee Securities Group, a financial services organization with over 1,000 employees.

•

Mr. Naik is President & CEO of Finsec Services Inc., a private management services company, and CFO of Fundeco Inc., a private investment company. Mr. Naik is also Chairman of the Board and Chair of the Audit Committee of Fortune Minerals Inc, a diversified public minerals and resources company. Mr. Naik also has compensation-related experience through his background as a chartered accountant.

•

Mr. Bullock recently retired as President of Delitova Corporation, an international mining and mineral resources consulting company. Mr. Bullock serves as a director and member of the Audit Committee of CANARC Resource Corporation, a public gold mining and resources company.

•

Mr. Dengler retired in 2005 President & CEO (and founder) of Dynatec Corporation, a private mining and metallurgical services company. Mr. Dengler is member of the Compensation Committee and chair of the Environment, Health and Safety Committee of Denison Mines Corp., a public mining organization. Mr. Dengler has also gained has significant compensation-related experience during his career of more than 40 years in the mining industry.

Messrs. Charter and Naik are also members of IAMGOLD’s Finance and Audit Committee, which helps the HRCC understand and discuss relevant issues for both Committees.

Role of the Human Resources and Compensation Committee

As part of its Board approved mandate (which is expanded upon in the Statement of Corporate Governance Practices found later in this Circular), the HRCC:

•	recommends to the Board the goals and objectives within the incentive plans based on the corporate strategy, against which the performance of the CEO and other executive officers are assessed;

•	reviews the CEO’s responsibilities periodically and from time to time recommends to the Board changes to such responsibilities;

•	leads the annual review and evaluation process of the CEO’s performance and reports results to the Board;

•	reviews the performance of the other executive officers, based on a report submitted by the CEO;

•

reviews any employment agreement between the Corporation and the NEOs, including those addressing retirement, termination of employment or other special circumstances, and if appropriate, recommends to the Board for approval;

•	recommends to the Board the salaries and short-term incentives of the Corporation’s executive officers, on an individual basis, and the compensation of non-executive employees on an aggregate basis;

•	recommends to the Board the equity-related compensation in the form of stock options and/or performance share units as part of the compensation of executive and non-executive participants;

•	administers the Corporation’s share incentive plan under which such equity-related compensation, is granted;

•

reports to the Board on the Corporation’s organizational structure, implementation of executive officer succession programs, total compensation practices, human resources practices and executive development programs; and

•	reviews the operation and administration of the Corporation’s retirement benefit plans.

Activities of the Human Resources and Compensation Committee in 2011

The HRCC met eight times in 2011. In the execution of its mandate, the HRCC:

•

assessed the effectiveness of the existing compensation model, which included a review of the Board’s compensation philosophy, methodology and program design compared to the Corporation’s peer groups (identified below under Pay and Performance Peer Groups) to ensure relevancy and appropriateness;

•	assessed the performance of executive officers against Board approved objectives;

•	approved minimum share ownership requirements for the executive officers;

•	engaged the services of an external compensation consultant to provide independent advice and expertise on executive compensation matters;

•

recommended to the Board the corporate, operational, functional and personal performance objectives and benchmarks for the executive officers, with a view to advancing the corporate strategy adopted by the Board; and

•	recommended to the Board the compensation payable consistent with the personal performance of each NEO and executive officer.

Management’s Role in Compensation Decision Making

The CEO sets corporate, operational, functional and personal objectives that are consistent with the corporate strategy adopted by the Board at the beginning of each year. Based upon the CEO’s year-end assessment of the corporate, operational, functional and personal performance, policy guidelines, competitive benchmark data and industry practice, the CEO puts forward recommendations to the HRCC for consideration with respect to base salary increases, short-term cash incentives, and long-term equity incentives in respect of individual executives.

At the beginning of the year the CEO prepares a draft of his personal objectives. These are finalized after feedback from the HRCC. At the end of the year, the HRCC reviews CEO performance against these personal objectives and corporate performance. Compensation recommendations are then made to the Board. The SVP HR assists the CEO with making recommendations regarding the other executive officers. Other executives are not involved in any compensation related decisions with respect to NEOs.

Management also collects and summarizes competitive compensation data and company financial and market performance data for the HRCC’s consideration in its decision making. The specific peer or market comparator group against which compensation practices are assessed is described further under “Pay and Performance Peer Groups”.

Compensation Consultants

The HRCC from time to time retains compensation consultants to provide expert, independent advice in respect of compensation decisions. The role of consultants is to support the HRCC and to act only on instructions provided or approved by the HRCC Chair. A consultant does not perform work other than work pre-approved in writing by the HRCC Chair. Decisions and recommendations to the Board made by the HRCC are its responsibility and may reflect factors and considerations other than the information and recommendations provided by compensation consultants.

Hugessen Consultants was engaged by the HRCC in 2010 and the Nominating and Corporate Governance Committee (“NCGC”) in 2011 to provide independent advice and support on executive compensation and director compensation, respectively.

In 2010, Towers Watson assisted IAMGOLD management to administer the Corporation’s semi-annual employee engagement survey (non-executive compensation). In September 2011, Towers Watson was engaged by the NCGC to review and provide competitive data related to the compensation arrangements of the Board of Directors. In December 2011, Towers Watson was retained for services related to executive compensation, reporting directly to the HRCC.

The HRCC reviewed and ensured the independence of Hugessen and Towers Watson in connection with the advice provided in 2010 and 2011.

Executive Compensation-Related Fees and All Other Fees

The table below summarizes the fees paid to each consulting firm over the past two years in respect of executive compensation (“EC”) and non-executive compensation (“Non-EC”) consulting services:

Consultant	2010		2011
	EC	Non-EC	EC	Non-EC
Hugessen Consultants	$155,461	—	$13,600
Towers Watson	—	$120,949	$1,700	$30,329

Pay and Performance Peer Groups

Annually, the HRCC reviews market data to assess the competitiveness of total compensation (base salary, short term and long term incentives) for the CEO and NEOs. The market data is used as a reference point only and the HRCC does not target a specific competitive position of the comparator group to set NEO compensation levels.

When developing the market comparator groups, the Corporation considers organizations that are similar in size and scope of operations and are representative of the market within which the Corporation competes for leadership talent. For 2011, the Corporation’s CEO and NEOs were compared to benchmark positions among a sample of companies with the following attributes:

•	industry classification: gold, diversified metals and mining and precious metals and minerals;

•	market capitalization of approximately half to two times IAMGOLD; and

•	publicly-traded on the TSX or major US exchange.

For additional reference, industry surveys from Pricewaterhouse Coopers Consulting, Mercers, Towers Watson, and Hay Group are also reviewed as a general indicator of competitive compensation levels (no specific peer groups were used in this survey data).

As part of the 2011 short-term incentive plan, ROC was compared to a separate, custom mining comparator group consisting of 10 Canadian mining companies, with a market capitalization ranging between approximately 1/3 and 3 times that of the Corporation, including:

• Agnico Eagle Mines Ltd. • Centerra Gold Inc. • Eldorado Gold Corp. • First Quantum Minerals Ltd. • Goldcorp Inc.	• HudBay Minerals • Inmet Mining Corporation • Kinross Gold Corporation • Lundin Mining Corporation • Yamana Gold Inc.

For 2012, the HRCC developed one comparator group base on the following criteria:

•	industry classification: gold, diversified metals and mining and precious metals and minerals;

•	market capitalization of approximately half to two times IAMGOLD;

•	revenue greater than $100 million;

•	publicly traded on the TSX; and

•	headquartered in Canada with international operations.

Based on the new defined criteria the following changes were made for 2012:

•

remove HudBay Minerals (below market capitalization threshold), Ivanhoe Mines Ltd. and Osisko Mining Corp. (low mining production; revenue below $100 million threshold), Goldcorp Inc. and Rangold Resourced Ltd. (headquartered outside of Canada); and

•	add New Gold (Canadian publicly-traded organizations that satisfies all criteria).

The table below summarizes the companies included in the 2011 and 2012 comparator groups:

Corporation	2011 Comparator Groups		New 2012 Comparator Group (n = 11)
	Compensation Peers (n = 14)	ROC Peers (n = 10)
Agnico Eagle Mines Ltd.	✓	✓	✓
Centerra Gold Corp.	✓	✓	✓
Eldorado Gold Corp.	✓	✓	✓
First Quantum Minerals Ltd.	✓	✓	✓
Franco Nevada Corporation	✓		✓
Goldcorp Inc.		✓
HudBay Minerals	✓	✓
Inmet Mining Corp.	✓	✓	✓
Ivanhoe Mines Ltd.	✓
Kinross Gold Corp.	✓	✓	✓
Lundin Mining Corporation	✓	✓	✓
New Gold			✓
Osisko Mining Corp.	✓
Randgold Resources Ltd.	✓
Silver Wheaton Corp.	✓		✓
Yamana Gold Inc.	✓	✓	✓

2011 Comparator Group – Compensation Peers

Percentile	Scope Information ($Millions)
	Dec. 31 2011 Market Cap. (CAD) (1)	2010 Revenue (USD) (2)	2010 Assets (USD) (2)
25th Percentile	$4,139	$376	$2,157
50th Percentile	$7,019	$819	$3,249
75th Percentile	$10,621	$1,489	$5,319
Average	$7,398	$1,004	$4,578

IAMGOLD Corp.	$6,082	$1,167	$3,495

1.	As reported by Standard & Poor’s Capital IQ.
2.

As disclosed in each organization’s 2010 Consolidated Financial Statements. HubBay Minerals, Inmet Mining Corporation and Osisko Mining Corp. disclosed 2010 revenue and 2010 asset information in $CAD. For these companies, 2010 revenue have been converted using the Bank of Canada’s 2010 annual average exchange rate of $1 CAD = $0.9709 USD. 2010 assets have been converted using the Bank of Canada’s December 31, 2010 closing exchange rate of $1 CAD = $1.0054 USD.

Components of Executive Compensation

Compensation of NEOs is made up of four components, all designed to align the interests of NEOs and shareholders in the long-term creation and preservation of shareholder value.

Base Salary

Base salary levels for NEOs and other executive officers reflect:

•	the scope, complexity and responsibility of the role of the executive;

•	competitiveness with salary levels for similar positions at companies included in market comparator groups; and

•

the executive’s experience and sustained performance. Comparative market analysis and individual performance assessments occur at least annually to ensure compensation remains competitive and result in periodic base salary adjustments when necessary to remain competitive.

While peer group salary levels are used as a reference point, the Corporation does not target median or any other percentile.

Short-term Incentive (Performance Cash) Plan

All executives including the NEOs participate in a performance cash-based STIP in which awards are based on achievement of corporate, operational, functional and personal objectives. A target level of STIP is set as a percentage of base salary and while consideration is given to practices within the comparator group in setting these percentages, the comparator group data are used as a reference point only. The overall cap in the program is 2x target.

The STIP directly links the performance of executives to the accomplishment of key performance indicators of the Corporation that drive shareholder value. Performance measures included in this plan are selected because of their relationship to long-term value creation such as 3-year total shareholder return and reserve replacement.

Long-term Incentive (Equity) Plan

The equity-based LTIP award is an integral part of compensation for NEOs and other executive officer and is designed to align the interests of executives with those of shareholders, focus efforts on creating and preserving shareholder value and the Corporation’s long-term financial strength, and retain executive officers.

The size of LTIP grants are determined based on the performance of the Corporation and the individual executive consistent with the performance criteria used to determine STIP payouts for the preceding fiscal year. The total LTIP grant is generally targeted to have a compensation value in the range of 50% to 200% of an executive’s STIP payment. In February 2012, to align LTIP grant levels with the competitive market, the Corporation adjusted the range to be 100% to 300% of an executive’s STIP payment. Actual LTIP grants are determined at the discretion of the Board based on the recommendations of the HRCC.

When determining LTIP grants the HRCC also considers previous equity awards, total equity levels by executives, total equity awards granted as a percentage of the outstanding common shares of the Corporation, the price of current options, and other factors the HRCC and Board may consider appropriate. The value attributed to equity award recommendations by the HRCC is based on market value at the time of grant.

LTIP awards include stock option and performance share units with a typical mix of 75% and 25%, respectively. Performance measures for the performance share unit award include (a) 3 year total shareholder return relative to the S&P/TSX Global Gold Index and (b) 3 year growth in production.

Benefits and Perquisites

Executives participate in the same flexible benefits as all employees including health and life insurance benefits, a defined contribution pension plan and a share purchase plan. Select NEOs receive a parking perquisite as part of their employment agreements. In addition, the President & CEO receives a Toronto residential apartment subsidy at net neutral cost until he is permanently located in Toronto. At present, due to a demanding travel schedule he occupies the apartment 20 – 25% of the time.

Approach to Determining Incentive Compensation

With respect to the determination of incentive compensation awards, performance criteria which reflect the key corporate objectives for the year are recommended by the HRCC and are approved by the Board. Performance objectives are designed to reflect those goals which drive or reflect the long-term creation and preservation of shareholder value.

The performance criteria used by both the HRCC to make its recommendations, and by the Board, to make the ultimate compensation decisions, are reviewed annually, in conjunction with the annual budgeting process. This ensures performance criteria are kept up to date with performance expectations and industry competitiveness. In addition to an annual evaluation of specific corporate, operational, functional and personal performance benchmarks, the overall compensation approach taken by the HRCC to align pay with performance is examined regularly as the Corporation and marketplace evolve.

2011 Total Direct Compensation Decisions

The following section provides a detailed discussion of the decisions made to determine each NEO’s total direct compensation (“TDC”) for 2011, including the following compensation elements:

2011 Base Salary

The HRCC considered industry trends, competitive market data and personal performance when determining NEO base salary increases for 2011. For 2012, base salary increases have been approved including approximately 13% for the President and CEO and 4% for all other NEOs. The table below summarizes each NEO’s base salary and increases for 2011 and 2012.

Named Executive	2011			2012
	Base Salary	Increase		Base Salary	Increase
Stephen J.J. Letwin President and CEO	$750,000	0%		$850,000	13.3	% (1)
Carol Banducci EVP & CFO	$420,014	4.0%		$436,815	4.0%
Gordon Stothart EVP & COO	$500,415	3.7%		$520,431	4.0%
Denis Miville-Deschenes SVP, Project Development	$400,000	19.1	% (2)	$416,000	4.0%
Paul Olmsted SVP, Corporate Development	$324,705	3.7%		$337,694	4.0%

1.

Mr. Letwin’s initial compensation in 2010 was positioned below the competitive market. In recognition of his development as President & CEO and strong 2011 personal performance and the Corporation’s strong corporate performance, Mr. Letwin’s base salary for 2012 was increased to $850,000 to align with the median competitive market.

2.

Includes 2011 salary increase of 3.7% consistent with other named executives. Following a competitive review in 2011 Mr. Miville-Deschenes also received a salary increase of approximately 15% to improve alignment with the competitive market.

2011 Short-term Incentive Plan

Performance Criteria and Weightings

The nature of an executive’s role and responsibilities determines the performance criteria and respective weightings used to assess short-term performance. For example, an executive officer whose principal responsibilities involve an oversight of the operation of the Corporation’s mines will have, compared to the other executive officers, a greater weighting assigned to the operating performance target, whereas the Project Development officer will have a greater weighting assigned to its function’s performance (e.g., development). The performance criteria, targets and weightings assigned to criteria by the Board for NEO short-term incentive compensation in 2011 were as follows:

Named Executive Officer	STIP Target (% of Base Salary)	Corporate Performance Weight	Operating Performance Weight	Functional Performance Weight
Stephen J.J. Letwin President and CEO	100%	40%	40%	20%
Carol Banducci EVP & CFO	65%	50%	25%	25%
Gordon Stothart EVP & COO	65%	30%	50%	20%
Denis Miville-Deschenes SVP, Project Development	50%	30%	20%	50%
Paul Olmsted SVP, Corporate Development	45%	35%	20%	45%

All performance measures and targets used to determine STIP payments for NEOs are as disclosed in this section. Performance measures used are non-GAAP measures, set by the HRC. The HRC believes that adjusted measures provide a better reflection of performance for purposes of STIP compensation.

Short-term Incentive Plan – Corporate Performance

For 2011, the HRCC considered corporate performance compared to the industry and included an assessment of both 1 year and 3 year relative total shareholder return (share price appreciation and dividends) and relative return on capital. The aggregate corporate performance score was 1.63, above the target score of 1.0.

Relative Total Shareholder Return (TSR) (50% Weight of Corporate Performance)

To reduce the distortion of any extraordinarily positive or negative year due to a non-recurring event, TSR is considered equally in terms of TSR over one year (25%) and three years (25%). Furthermore, to offset the effect of gold price fluctuation on the Corporation’s return, total shareholder return is assessed relatively against the S&P/TSX Global Gold Index.

For a 100% score in the total shareholder return category, the Corporation’s total shareholder return must be at least 125% of the total shareholder return of the S&P/TSX Global Gold Index with a cap of 200% on the score that can be obtained. While this applies to situations where share performance is increasing as well as decreasing, the HRCC may exercise its discretion to reduce factor weightings in situations where the share performance is down in absolute terms, even if down by less than the referenced index.

Weight	2011 Performance Range	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score

1- year Relative Total Shareholder Return
25%	100% of S&P / TSX Global Gold Index	0.5	107% of Index	0.5
	125% of S&P / TSX Global Gold Index (Target)	1.0
	200% of S&P / TSX Global Gold Index	2.0

3- year Relative Total Shareholder Return
25%	100% of S&P / TSX Global Gold Index	0.5	891% of Index	2.0
	125% of S&P / TSX Global Gold Index (Target)	1.0
	200% of S&P / TSX Global Gold Index	2.0

Relative Return on Capital (ROC) (50% Weight of Corporate Performance)

ROC is defined as pre-tax cash flow or earnings from operations divided by the sum of the Corporation’s shareholder equity, minority interest and long-term debt, net of cash and cash equivalents and investments. ROC is compared to the average return on capital of the Corporation’s ROC Peer Group.

For a bonus multiple of 1.0, the Corporation’s ROC must meet or exceed 125% of the average ROC of the peer group. This performance measures is subject to a maximum bonus multiple of 2.0 if the Corporation’s ROC is at or above 200% of the ROC peer group.

Weight	2011 Performance Range	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score
50%	100% of S&P / TSX Global Gold Index	0.5	204% of Index	2.0
	125% of S&P / TSX Global Gold Index (Target)	1.0
	200% of S&P / TSX Global Gold Index	2.0

Short-term Incentive Plan – Operating Performance

2011 operating performance was determined with reference to net operating cash flow, reserve replacement and health, safety and sustainability performance. The aggregate operating performance score was 0.056, below the target score of 1.0.

Net Operating Cash Flow (NOCF) (60% Weight of Operating Performance)

The net operating cash outflow is calculated as budgeted gold price per ounce less cash cost per ounce, multiplied by actual production, less capital expenditures (including development) and brownfields exploration. Budget gold prices are used to adjust the impact of gold price fluctuations. The number may be adjusted for significant changes in capital expenditure or changes to planned project progress and is capped at 175% of target; budget is set at 80% of target.

Weight	2011 Performance Range (1)	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score
60%	$280 million Net Operating Cash Flow	0.5	$245 million NOCF	0.0
	$295 million Net Operating Cash Flow (Budget)	0.8
	$325 million Net Operating Cash Flow (Target)	1.0
	$354 million Net Operating Cash Flow	1.75

1.	2011 target is based on 110% of budget.

Reserve Replacement (25% Weight of Operating Performance)

Reserve replacement takes into account only the mines that are currently operating and does not account for the contribution of exploration or development projects, new projects or acquisitions or the impact of increases in gold price alone. Performance is measured based on the amount of ounces reserved, as a percentage of target.

Weight	2011 Performance Range	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score
25%	75% of target (ounces of gold, 000s)	0.5	16% of target	0.0
	100% of target (ounces of gold, 000s) (Target)	1.0
	150% of target (ounces of gold, 000s)	1.5
	200% of target (ounces of gold, 000s)	2.0

Health and Safety (7.5% Weight of Operating Performance)

The health, safety score is based, among other related components, on the severity and frequency of disabling incidents during the year, noting that any fatality results in a zero score. Safety is based on the Corporation’s current objective of a 15% to 25% reduction in Days Away, Restricted Duty and Transferred Duty (“DART”) for every mine over any 3 year rolling period, pro-rated regionally and corporately or, ultimately, zero accidents. The benchmark is DART frequency per 200,000 hours.

Weight	2011 Performance Range	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score
7.5%	(1) Rating: Fatality	0.0	(1) Rating	0.0
	(2) Rating: No Fatalities, DART of 0.95 (Target)	1.0
	(3) Rating: No Fatalities, DART of 0.85	1.5
	(4) Rating: No Fatalities, DART of 0.0	2.0

Sustainability (7.5% Weight of Operating Performance)

The sustainability factor is based on the severity of incidents and other environmental accomplishments within the given year.

Weight	2011 Performance Range	Score (Multiple of Target)	2011 Actual Results	2011 Actual Score
7.5%	(1) Rating: No Certification	0.0	(2) Rating	0.75
	(2) Rating: Certification, no level 5 environmental or community incident; no more than 1 level 4 environmental or community incident	0.75
	(3) Rating: Certification, no level 4 or 5 environmental or community incident (Target)	1.0
	(4) Rating: Certification, no level 4 or 5 environmental or community incident; acknowledged in Top 10 external sustainability ranking	2.0

Short-term Incentive Plan – Functional Performance

Functional performance is the performance, within budgetary constraints, of the function over which the NEO has principal oversight. Functional performance scores are assigned a score between 0 and 1.0. For 2011, actual performance scores for NEOs ranged between 0.8 and 1.0.

NEO	2011 Functional Performance Objectives		2011 Actual Score
Stephen J.J. Letwin President and CEO	•	optimize production with a focus on producing profit	1.0
	•	build a strategy and business plan for growth to achieve targeted ounces profitably
	•	evaluate and establish scalable organization structure staffed with high performing and accountable talent
	•	develop and solidify credibility with external and internal stakeholders

Carol Banducci EVP and CFO	•	promote and uphold Safety and Zero harm practices	0.9
	•	ensure adherence with IAMGOLD’s Compliance and Governance framework
	•	monetize the value of Niobec
	•	extend credit facility and secure reduction in interest rates
	•	develop and implement a standard framework for financial reporting across the organization
	•	develop and implement tax efficient strategies and structures for projects

Gordon Stothart EVP and COO	•	zero fatalities, decrease serious injury and total injury frequency by 10%	0.8
	•	complete 100% of safety leading indicators
	•	ensure adherence with IAMGOLD’s Compliance and Governance framework
	•	develop IAMGOLD leadership capability
	•	achieve cash cost goal for existing operations
	•	implement operations and project development succession plans

Denis Miville-Deschenes SVP, Project Development	•	achieve Essakane project deliverables	0.8
	•	select a mining scenario following the pre-feasibility study at Niobec
	•	obtain approval for Sadiola project
	•	achieve budget for Westwood and deliver against plan for exploration meters drilled

Paul Olmsted SVP, Corporate Development	•	promote and uphold Safety and Zero harm practices	0.85
	•	ensure adherence with IAMGOLD’s Compliance and Governance framework
	•	review acquisition opportunities
	•	complete asset sales

Short-term Incentive Plan – Personal Performance Multiplier

Personal performance modifies the total performance score by a factor of 0.8 to 1.2. Personal performance is evaluated by the HRCC in terms of the level of accomplishment of the functional goals established by the CEO and approved by the HRCC and an assessment of each executive’s performance in the areas of leadership skills, teamwork, succession management, mentoring, innovation, and general management ability and contribution for each executive for the year.

Personal performance targets for each of the NEOs for 2011 are set by the Committee, related to and dependent on the particular position held by the NEO and how the individual performs in a particular role. For 2011, personal performance scores ranged between 1.1 and 1.2.

NEO	2011 Actual Multiplier
Stephen J.J. Letwin, President and CEO	1.2
Carol Banducci, EVP & CFO	1.2
Gordon Stothart, EVP & COO	1.1
Denis Miville-Deschenes, SVP, Project Development	1.1
Paul Olmsted, SVP, Corporate Development	1.2

Board and HRCC Discretion

At the end of the year, the HRCC considers all relevant factors to determine the short-term incentive awards. The HRCC may, in its sole discretion, increase or decrease the total performance score for each Named Executive to a maximum of 200% of target and a minimum of zero. The Board can exercise discretion to award compensation absent attainment of the relevant performance goal or to reduce or increase the award or payout.

2011 Short-term Incentive Plan Individual Award Determinations

The formula below provides a starting point for the HRCC to determine an appropriate bonus payout. Target levels of performance on these criteria are established as guidelines and are not applied as an absolute formula. The HRCC believes that fixed formulas often lead to an unwanted result that does not accurately reflect actual performance and that the experienced discretion of the Board should be the ultimate determinant of final, overall compensation within the context of those pre-determined guidelines.

		Corporate Performance (x Weight)			Operating Performance (x Weight)			Functional Performance (x Weight)		Personal Multiplier
Target Bonus	x	Relative TSR (1 year)	25%	+	Net Operating Cash Flow	60%	+	Varies for each NEO based on their role and defined objectives	x	Varies for each NEO	=	STIP Payout
		Relative TSR (3 year)	25%		Reserve Replacement	25%
		Relative ROC	50%		Health, Safety	7.5%
					Sustainability	7.5%

Named Executive	Corporate Performance (Score x Weight)	Operating Performance (Score x Weight)	Functional Performance (Score x Weight)	Personal Multiplier	Actual Total Performance (Multiple of Target)
Stephen J.J. Letwin President and CEO	1.63 x 40%	0.056 x 40%	1.0 x 20%	1.2	1.04
Carol Banducci EVP & CFO	1.63 x 50%	0.056 x 25%	0.9 x 25%	1.2	1.26
Gordon Stothart EVP & COO	1.63 x 30%	0.056 x 50%	0.8 x 20%	1.1	0.97	(1)
Denis Miville-Deschenes SVP, Project Development	1.63 x 30%	0.056 x 20%	0.8 x 50%	1.1	0.99
Paul Olmsted SVP, Corporate Development	1.63 x 35%	0.056 x 20%	0.85 x 45%	1.2	1.16

1.

HRCC exercised their discretion to increase Mr. Stothart’s total performance score to 97% of target, above the formula derived score of 75% of target, to recognize the Corporation’s strong corporate performance, challenging operating conditions, outside the control of the Corporation, impacting operating performance results, and Mr. Stothart’s strong personal performance in 2011.

Consistent with the HRCC’s pay for performance philosophy, the short-term incentive, as a percentage of base salary, was determined in light of the total performance of each of the Named Executive Officers. For 2011 pay decisions, there were no changes made to the goals which affect the payout. Closely reflecting total performance, the approximate actual incentive received, and that which was targeted by the HRCC for the most recently completed financial year are as follows:

Named Executive	STI Target (% of Base Salary)	Actual Total Performance (Multiple of Target)	STI Earned for 2011 (% of Base Salary)	STI Earned for 2011 (Paid in 2012)
Stephen J.J. Letwin President and CEO	100%	1.04	104%	$783,000
Carol Banducci EVP & CFO	65%	1.26	82%	$345,310
Gordon Stothart EVP & COO	65%	0.97	63%	$315,520
Denis Miville-Deschenes SVP, Project Development	50%	0.99	50%	$198,050
Paul Olmsted SVP, Corporate Development	45%	1.16	52%	$169,070

Long-term Incentive Plan Grant Determinations

Grants under the LTIP may take the form of stock options and/or performance share units with a typical mix of 75% and 25%, respectively.

Stock Options

As part of the Share Incentive Plan, the Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Options granted in 2011 vest equally (20%) over five years following the date of grant. Options will expire after seven years from the date of grant.

Performance Share Units

As part of the Share Incentive Plan, the Deferred Share Plan provides for the grant of performance share units with performance vesting criteria, typically measured over a 36 month period. Performance measures include 3 year relative Total Shareholder Return (50% weight) and 3 year growth in production (50% weight):

Measure	Description
3 Year Relative TSR (50% weight)	For a 100% score the Corporation’s total shareholder return must be at least 110% of the total shareholder return of the S&P/TSX Global Gold Index with a cap of 100% on the score that can be obtained.

3 Year Growth in Production (50% weight)	For a 100% score the annual production at the end of fiscal 2013 must be at least 100% of the target production of 969,000 oz.

Long-term Incentive Grants For 2011

LTIP grants for 2011 were based on the 2011 performance of the executive and the Corporation assessed using the same guidelines and performance criteria used to determine the size of the 2011 STIP awards. While recipients may receive a greater or lesser LTIP grant value based on their annual performance and the annual performance of the Corporation, 2011 LTIP grants were generally targeted to have a value in the range of 50% to 200% of the STIP awarded to the NEO. In February 2012, the range of LTIP grants was revised to reflect a range of 100% to 300% of the STIP awarded to the NEO, to align LTIP grant levels with the competitive market.

Based on these considerations and the Corporation’s executive compensation policy, the table below summarizes NEO LTIP awards in respect of 2011 compensation, including stock options granted in March 2012 and PSUs granted in March 2011. These LTIP awards are different from those presented in the Summary Compensation Table which includes the equity awards with a grant date of 2011.

Named Executive	LTIP Grants For 2011 Compensation			Total Direct Compensation (1)
	PSUs (March 2011)	Stock Options (March 2012)	Total LTIP (PSUs + Options)
Stephen J.J. Letwin President and CEO	$373,000	$1,628,250	$2,001,250	$3,534,250
Carol Banducci EVP & CFO	$208,038	$425,850	$633,888	$1,399,212
Gordon Stothart EVP & COO	$227,687	$425,850	$653,537	$1,469,472
Denis Miville-Deschenes SVP, Project Development	$110,585	$325,650	$436,235	$984,850
Paul Olmsted SVP, Corporate Development	$106,474	$200,400	$306,874	$800,649

1.	Total direct compensation includes: 2011 base salary + 2011 actual STIP payout + 2011 PSUs (granted March 2011) + 2011 stock options (granted March 2012).

Executive Share Ownership

With a view to further aligning the interests of executives and shareholders, the Corporation implemented a policy in 2010 for its executives to own as required, a number of Common Shares within three years of being hired or within three years of the implementation of the policy (compliance required by the end of fiscal year 2012) for current executives, excluding the President and CEO. Ownership levels can be achieved by the accumulation of common shares and vested and unvested deferred shares (including shares with time vesting or performance vesting conditions):

Executive Position	Share Ownership Requirement (Number of Shares)
President & CEO	125,000
Executive Vice President	48,000
Senior Vice President	30,000
Vice President	20,000

Anti-hedging Policy

To further align the interests of executives and directors with the creation and protection of short-term and long-term value for shareholders, the Corporation prohibits officers and directors from engaging in hedging against a decrease in the market value of IAMGOLD equity securities. The Company is not aware of any officers or directors who have engaged in any such hedging activities.

Performance Graph

The following graph compares the total cumulative shareholder return for Cdn$100 invested in IAMGOLD Common Shares on the Toronto Stock Exchange on December 31, 2006 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly, the S&P/TSX Capped Gold Index) for the five most recently completed financial years. The total cumulative shareholder return for Cdn$100 invested in IAMGOLD Common Shares was Cdn$159 compared to Cdn$107 for the S&P/TSX Composite Index and $115 for the S&P/TSX Global Gold Index.

To evaluate the trend in IAMGOLD’s compensation levels in relation to the Corporation’s absolute and relative performance as measured in the graph below, IAMGOLD relied on total annual compensation awarded for fiscal years 2007 through 2011 on the same basis as disclosed in the “Summary Compensation Table” for NEOs (i.e., salary, short-term incentive paid, grant date fair value of long-term incentives, compensatory change in pension value and all other compensation). Fiscal year 2006 compensation is used as the base amount for comparing changes in compensation over the five year period. For 2011, IAMGOLD’s total NEO compensation includes Chief Executive Officer, Mr. Letwin, and the other NEOs (Ms. Banducci and Messrs. Stothart, Deschenes, and Olmsted). It is important to differentiate between grant date fair value of compensation and the value actually received by a NEO, particularly given IAMGOLD’s executive compensation arrangements include a significant portion of pay “at risk” aligned with total shareholder return performance.

Overall, the change in total NEO grant date compensation tracks with the performance of IAMGOLD’s share price and total shareholder return. Between 2006 and 2009 NEO compensation was relatively flat. In 2010, aggregate NEO compensation increased significantly reflecting the CEO transition and subsequent on-hire awards for the new CEO during the year. Total NEO compensation in 2011 ended the five year period in line with cumulative total shareholder return.

Change in Named Executive Officer (NEO) Total Compensation

vs. IAMGOLD Cumulative Value of Cdn. $100 Investment

From December 31, 2006 to December 31, 2011

1.

For purposes of this analysis, 2010 NEO compensation includes Mr. Jones (Interim President and CEO) and Mr. Letwin (President and CEO) and excludes Mr. Conway (Past President & CEO). Mr. Conway’s end date was January 15, 2010.

2.	Salary + Actual Short-Term Incentive + Grant Date Value of Equity + Pension + All Other Compensation.

SUMMARY COMPENSATION TABLE

The following table sets out the total compensation actually paid to the Named Executive Officers in the most recently completed financial year as well as two previous financial years, to the extent the Named Executive Officer was employed with the Corporation, and all of the constituents of total compensation.

					Non Equity Incentives
Name and Principal Position (1)	Year	Salary ($)	Share Based Awards (2) ($)	Option Based Awards (3) ($)	Annual Incentive Plans (4) ($)	Long-term Incentive Plans ($)	Pension Value (5) ($)	All Other Comp. (6) ($)	Total Comp. ($)
Stephen J.J. Letwin President and CEO	2011	750,000	373,000	1,130,496	783,000	—	21,635	130,734	3,188,865
	2010	129,808	1,436,871	1,351,822	—	—	—	6,764	2,925,265
	2009	—	—	—	—	—	—	—	—

Carol Banducci EVP and CFO	2011	420,014	208,038	454,211	345,310	—	20,710	21,594	1,469,877
	2010	403,860	—	383,188	294,010	—	20,000	18,986	1,120,044
	2009	381,000	—	309,960	208,400		19,054	2,204	920,618

Gordon Stothart EVP and COO	2011	500,415	227,687	454,211	315,520	—	20,000	22,495	1,540,328
	2010	482,560	—	498,834	260,341	—	20,000	16,760	1,278,495
	2009	464,000	—	413,280	301,500		20,000	—	1,198,780

Denis Miville-Deschenes (7) SVP, Project Development	2011	350,565	110,585	209,639	198,050	—	17,503	18,036	904,378
	2010	335,860	—	274,434	154,496	—	16,923	—	781,713
	2009	324,500	—	180,810	149,200		16,923	—	671,433

Paul Olmsted SVP, Corporate Development	2011	324,705	106,474	209,639	169,070	—	16,935	12,176	838,999
	2010	313,120	—	169,274	121,177	—	16,361	—	619,932
	2009	304,000	—	180,810	131,500	—	16,361	—	632,671

Notes to the Summary Compensation Table:

1.	All Named Executive Officers receive their compensation in Canadian Dollars.
2.

Represents grant date value of awards under the Deferred Share Plan and Share Bonus Plan. For 2011 and 2010, the Compensation Committee grant decisions were based on granting a dollar value rather than a number of share awards. For 2009, no share based awards were granted. The grant date value of the 2011 PSU awards reflects the dollar amount of the award intended for compensation purposes, based on the market value of the underlying shares on the date of grant, assuming 100% vesting. The accounting fair values of the 2011 PSU grants to NEOs were as follows: Mr. Letwin - $326,316, Ms. Banducci - $177,326, Mr. Stothart - $194,678, Mr. Miville-Deschenes - $94,674, Mr. Olmsted - $91,045. The accounting fair value was calculated using a Monte-Carlo model and the following assumptions: For the first grant: volatility – 47%, interest rate – 2.24% expected life – 2.9 years and market price of $20.05 on the date of grant. For the second grant: volatility – 42%, interest rate – 1.87%, expected life – 2.9 years and market price of $18.65 on the date of grant. For the third grant: volatility – 41%, interest rate – 1.04%, expected life – 2.9 years and market price of $15.82 on the date of grant.

3.

The Compensation Committee grant decisions are based on granting a specified dollar value. The 2011 grants have been valued using the accounting fair value of $7.94 CAD per share. This 2011 grant value is calculated using a Black-Scholes model and the following assumptions: volatility - 45%, dividend yield - 0.42%, interest rate - 2.47%, expected life - 5 years and exercise price of $18.65 based on IAMGOLD’s market share price on the Toronto Stock Exchange on the date of grant of $18.65.

4.	STIs are included in year earned and LTIs are included in the year granted.
5.	Values in pension column represent employer contributions to the Defined Contribution pension plan.
6.

All other compensation includes employer contributions to the Share Purchase Plan, and perquisites. For Mr. Letwin contributions to the Share Purchase Plan are $28,125 and the perquisite is a housing allowance of $102,609.

7.	Mr. Mivilles-Deschenes’ annual salary was increased to $400,000 in 2011 to improve alignment with the competitive market.

INCENTIVE PLAN AWARDS

As previously noted, with a view to driving and rewarding performance that contributes to the long-term creation and preservation of shareholder value the Corporation has established a LTIP for the Named Executive Officers. A part of this incentive plan, designed to align the interests of the executive with the interests of shareholders, is comprised of potential equity awards in the form of options or shares that vest over time and according to longer term performance so that the full benefit is not realizable to the Named Executive Officers in the short term and is performance based. The general guideline is that the value of long-term incentive awards should be no more than between 100% and 300% of the cash bonus award for the year to link the long-term equity incentive to performance.

Outstanding Share-based Awards and Option-based Awards

The following table sets out for the Named Executive Officers all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in- the-money options (1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (1)	Market or payout value of shares that have vested and not paid out or distributed
Stephen J.J. Letwin	150,000	$17.98	11/10/2017	—	75,000	$1,213,500
	150,000	$18.65	5/16/2018		20,000	$323,600
Total	300,000			—	95,000	$1,537,100	—

Carol Banducci	42,000	$8.33	7/2/2012	$329,700	2,500	$40,450
	85,750	$6.40	5/16/2013	$838,635	11,800	$190,924
	52,000	$11.59	5/19/2014	$238,680
	63,950	$13.80	3/24/2015	$152,201
	60,267	$18.65	5/16/2018	—
Total	303,967			$1,559,216	14,300	$231,374	—

Gordon Stothart	150,000	$8.69	9/22/2012	$1,123,500	3,750	$60,675
	80,000	$11.59	5/19/2014	$367,200	12,780	$206,780
	83,250	$13.80	3/24/2015	$198,135
	60,267	$18.65	5/16/2018	—
Total	373,517			$1,688,835	16,530	$267,455	—

Denis Miville-Deschenes	100,000	$6.40	5/16/2013	$978,000	6,180	$99,992
	35,000	$11.59	5/19/2014	$160,650
	45,800	$13.80	3/24/2015	$109,004
	27,816	$18.65	5/16/2018	—
Total	208,616			$1,247,654	6,180	$99,992	—

Paul Olmsted	75,000	$10.11	3/12/2012	$455,250	5,975	$96,676
	50,000	$6.40	5/16/2013	$489,000
	35,000	$11.59	5/19/2012	$160,650
	28,250	$13.80	5/24/2015	$67,235
	27,816	$18.65	5/16/2018	—
Total	216,066			$1,172,135	5,975	$96,676	—

1.	The value of the option based awards and share-based awards is calculated in Canadian dollars using a closing market price on the Toronto Stock Exchange of $16.18 as of December 31, 2011

As also earlier noted, another part of the Corporation’s incentive plan is an annually targeted percentage of base salary, tied to the accomplishment of the Corporation’s key performance indicators. The actual cash short-term-incentive amount earned by the Named Executive Officers in the most recently completed financial year is included in the last column of the following table, which also sets out the amounts vested in terms of option-based and share-based awards during the year, assuming the options were exercised upon vesting.

Value of Vested or Earned Awards During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
Stephen J.J. Letwin	$118,500	$0	$783,000
Carol Banducci	$936,643	$46,625	$345,310
Gordon Stothart	$814,893	$69,938	$315,520
Denis Miville-Deschenes	$779,342	$52,825	$198,050
Paul Olmsted	$743,018	$52,825	$169,070

PENSION PLAN BENEFITS

Defined Contribution Plan

The Corporation has a defined contribution pension plan that is generally available to all salaried employees (the “Plan”). The Named Executive Officers participate on an equal basis with salaried employees in the terms, conditions, rights and benefits under the Plan. Notwithstanding any contribution made to the Plan by the Named Executive Officer, each receives a contribution from the Corporation to the Plan of at least 5% of base salary. If a contribution is made to the Plan by the Named Executive Officer, for any contribution made that is less than 6% of base salary, the Corporation will contribute the minimum 5% of base salary plus half of the contribution. If a Named Executive Officer contributes 6% or more of base salary, the Corporation will contribute 8% of base salary. Contributions do not exceed the income tax limit on deductible contributions. Contributions are made as deposits at Great West-London Life and are invested following the investment instructions provided by the Named Executive Officer.

Name	Accumulated value at start of year (1)	Compensatory	Non- Compensatory (1)	Accumulated value at year end
Stephen J. J. Letwin	$0	$21,635	$413	$22,048
Carol Banducci	$75,850	$20,710	$593	$97,153
Gordon Stothart	$58,395	$20,000	$2,364	$80,759
Denis Miville-Deschênes	$75,255	$17,503	$7,323	$100,081
Paul Olmsted	$81,626	$16,935	$8,806	$107,367

1.	Non-compensatory amounts in the above table include NEO contributions, investment returns and the change in accumulated value due to change in exchange rates during 2011.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Corporation has entered into employment agreements with each of the Named Executive Officers (“Employment Agreements”). The Employment Agreements describe the terms and conditions under which the Named Executive Officers have been retained, their remuneration as well as the circumstances under which their employment may be terminated or deemed to terminate and the compensation, if any, payable further to a termination.

Pursuant to the Employment Agreements:

Termination Without Cause: Except in the case of Mr. Letwin (described below), following a termination by the Corporation of a Named Executive Officer without cause, the Corporation will continue to pay the Named Executive Officer for a period of 24 months the annual salary of the Named Executive Officer in effect immediately prior to termination. Alternatively, the Named Executive Officer can elect to receive all or a portion of the 24 month payment as a lump sum. In addition, for the 24 months following termination, any benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, and any options to purchase securities of the Corporation immediately vest on termination without cause and remain exercisable for a period of 60 days following termination. Any constructive termination or dismissal of the Named Executive Officer is treated as a termination without cause.

In respect of Mr. Letwin, the Corporation may terminate his employment without cause by providing 24 months of working notice or, in lieu of all or part of this working notice period, by continuing to pay his annual salary and paying the following amount in respect of the loss of opportunity to earn STIP compensation, pro-rated and paid as a monthly amount:

(a)	if terminated in 2010, there shall be no payment in lieu of STIP compensation;

(b)	if terminated in 2011, two times (2X) his 2011 STIP compensation; or

(c)	if terminated after 2012, two times (2X) the average annual STIP compensation paid for the preceding two fiscal years.

Should Mr. Letwin commence new employment during this period, all payments in lieu of working notice shall cease and the STIP compensation portion shall be pro-rated accordingly. During the notice period, or pay in lieu thereof, any benefits remain in force, to the extent permissible under the terms of applicable benefit plans. Only those options then vested and exercisable at the date of termination remain exercisable for 60 days following termination. If pay in lieu of notice is provided, the date of termination shall be the last day worked and there shall be no vesting of options or other equity based awards during the period of pay in lieu of notice. Any constructive termination or dismissal is treated as a termination without cause.

Change of Control: Except in the case of Mr. Letwin, upon a change of control of the Corporation, the employment of the Named Executive Officer is deemed to have terminated without cause and (if the change of control payment and benefit entitlement is not waived by the Named Executive Officer within 60 days after the change of control) a lump sum payment is to be made by the Corporation to the Named Executive Officer in an amount equal to twice the annual salary in effect immediately prior to termination. In addition, any rights and benefits of the Named Executive Officer under employee benefits plans and programs of the Corporation remain in force, to the extent permitted under such plans and programs, for a period of 24 months after the change of control and any options to purchase securities of the Corporation and deferred securities of the Corporation immediately vest on a change of control and remain exercisable for a period of 60 days following termination. For the purposes of the Employment Agreements, a “change of control” occurs where 40% or more of the votes attached to the securities of the Corporation are acquired and such votes are exercised so as to result in the election of a majority of directors of the Corporation who were not directors immediately prior to the acquisition of such securities.

As is the case for Mr. Letwin, the Corporation will not enter into any new executive employment agreement without a “double trigger” in respect of change of control severance entitlement. An executive must have been dismissed or constructively dismissed within a certain period of time following a change of control event, in addition to the change of control event, in order to be entitled to change of control compensation.

In the event Mr. Letwin’s employment is terminated or constructively terminated by the Corporation without cause within a 12 month period following a “change of control” (as previously defined) of the Corporation, the Corporation shall pay Mr. Letwin a lump sum equal to the payments in lieu of notice he is entitled to in the case of a termination without cause. Benefits remain in force, to the extent permissible under benefit plans, for 24 months following the date of termination. Any options to purchase or rights or entitlements to acquire securities of the Corporation vest on acceptance of a bid or other changes constituting a change of control and remain exercisable for the following 60 days.

The NEOs remain obligated after their termination to keep proprietary and confidential information of the Corporation acquired during the course of their employment with the Corporation confidential and not to use such proprietary and confidential information to the detriment of the Corporation. As well, the Named Executive Officers may not engage in any business activity in competition with the business of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased, and may not solicit or attempt to retain or hire any employee of the Corporation during their employ and for 12 months after their employment with the Corporation has ceased. Given the serious and immediate harm that would be caused the Corporation if a Named Executive Officer were to breach any obligation with respect to confidential information or non-competition, the Corporation is entitled to seek injunctive relief, specific performance and other equitable relief, in addition to any remedy it may have at law.

The following table sets out the estimated incremental payments to the NEOs , individually and in the aggregate in the event of resignation, retirement, termination without cause, termination with cause and change in control, as if such event occurred on the last business day of the Corporation’s most recently completed financial year (and in the case of a change of control, assuming change of control compensation was payable). Values represent a lump sum in terms of salary and the estimated cost of benefits, and assume all equity entitlements then outstanding were exercised using the closing market price of the Corporation’s securities on the last business day of the year. Members of the HRCC are aware of and understand the long-term implications of these Employment Agreements and the limitations they impose on changing compensation.

Event	Stephen J.J. Letwin	Carol Banducci	Gordon Stothart	Denis Miville- Deschenes	Paul Olmsted
Resignation
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—

Total	—	—	—	—	—
Retirement (1)
Severance
Equity
Benefits

Total	n/a	n/a	n/a	n/a	n/a
Termination with Cause
Severance	—	—	—	—	—
Equity	—	—	—	—	—
Benefits	—	—	—	—	—

Total	—	—	—	—	—
Termination without Cause
Severance	$3,073,920	$840,028	$1,000,830	$800,000	$760,000
Equity	$1,213,500	$742,949	$538,457	$479,797	$445,153
Benefits	$240,000	$134,404	$160,133	$232,000	$121,600

Total	$4,527,420	$1,717,381	$1,699,420	$1,511,797	$1,326,753
Change in Control
Severance	$3,073,920	$840,028	$1,000,830	$800,000	$760,000
Equity	$1,537,100	$742,949	$538,457	$479,797	$445,153
Benefits	$240,000	$134,404	$160,133	$232,000	$121,600

Total	$4,851,020	$1,717,381	$1,699,420	$1,511,797	$1,326,753

1.	As of December 31, 2011, none of the Named Executive Officers were eligible for retirement.

DIRECTOR COMPENSATION

Compensation of members of the Board of Directors relates to the overall stewardship and governance of the company through its alignment with long-term shareholder value creation. During the 2011 year, as part of its mandate, the NCGC reviewed director compensation, in both structure and amount, and in light of the evolution of director remuneration policies at peer group companies and there being no adjustment to the Corporation’s director remuneration policies in many years. During its review of director remuneration, the NCGC was assisted by compensation consultant Towers Watson, engaged to provide benchmarking information, in both structure and amount, and compensation consultant Hugessen Consulting engaged to provide information relating to shareholder acceptability of the NCGC’s compensation recommendations. The NCGC’s recommendations were accepted by the Board as tabled by the NCGC.

The NCGC considered total director remuneration relative to that of the Corporation’s peer group of companies, consistent with those used to benchmark executive compensation, and the nature and extent of the responsibilities, and the time commitment associated with a directorship of a large, publicly-traded, cross-listed Corporation.

The information presented to the NCGC was for the 2010 year, based on proxy circular disclosure conducted by Towers Watson. The NCGC understood that it would be likely that many boards of directors would adjust their total compensation over the next few years as consistent with executive pay there had not previously been increases since 2008 for most organizations. The NCGC premised its recommendations to the Board, and the Board accepted the recommendations of the NCGC, on the basis that the Corporation’s director remuneration policies would remain unchanged for at least the next three years, after which the NCGC, and the Board, would, again, perform a complete review of director remuneration. The NCGC considered an approach in light of an expected increase to median director compensation among peer group companies over the next few years (during which time the Corporation’s director remuneration policies would remain unchanged).

Effective October 1, 2011, Mr. Pugliese, Chairman of the Board, received an ongoing annual cash retainer of $325,000, half of which is required to be paid in the form of an annual grant of Common Shares until, at the very least, the Chairman of the Board’s share ownership requirement is achieved. As of the date of acquisition (October 1, 2011) Mr. Pugliese’s direct and indirect holdings of common shares was valued at $86,143,777, significantly above his share ownership requirements of $600,000. Common share awards vest at the end of one year from the date of grant on January 1 of each year.

Other than Messrs. Pugliese and Letwin (who, as CEO, receives no additional compensation while acting in the capacity of an executive director and whose compensation is fully reflected in the Statement of Executive Compensation, together with the other NEOs), each director receives an ongoing annual cash retainer of $70,000 and an ongoing annual equity retainer of $70,000, which is issuable in Common Shares, at a price per Common Share equal to the weighted average trading price of a Common Share for the thirty trade days preceding the date of grant, vesting one year from the date of grant on January 1 of each year (similar to the Chairman of the Board).

Other than Messrs. Pugliese and Letwin, each director also receives $2,000 for each Board meeting or Board Committee meeting attended. In addition, in recognition of additional responsibilities and time commitment, the Chairmen of the Audit and Finance Committee and the Human Resources and Compensation Committee each receive an annual cash retainer of $15,000 and the Chairmen of the Nominating and Corporate Governance Committee and the Environmental, Health and Safety Committee each receive an annual cash retainer of $10,000.

Any director travelling in excess of four hours to attend either a Board meeting or Board Committee meeting is entitled to a travel fee of $1,750. Other than upon the initial appointment to the Board, a director is not eligible to receive stock options under the Share Incentive Plan of the Corporation.

The following table sets out all compensation payable to the Board for the Corporation’s most recently completed financial year.

Name	Fees Earned	Share-based awards	Option-based awards	Non-equity incentive plan compensation	Pension value	All other compensation	Total Compensation
William D. Pugliese	$325,000	$0	—	—	—	—	$325,000
Derek Bullock	$147,830	$30,170	—	—	—	—	$178,000
John E. Caldwell	$180,330	$30,170	—	—	—	—	$210,500
Donald K. Charter	$190,330	$30,170	—	—	—	—	$220,500
W. Robert Dengler	$181,830	$30,170	—	—	—	—	$212,000
Guy G. Dufresne	$150,330	$30,170	—	—	—	—	$180,500
Mahendra Naik	$172,330	$30,170	—	—	—	—	$202,500
John T. Shaw	$160,330	$30,170	—	—	—	—	$190,500
Peter C. Jones	$42,500	$19,755	—	—	—	—	$62,255
Timothy Snider	$70,000	$0	—	—	—	—	$70,000

Similar to the earlier disclosure provided with respect to outstanding equity entitlements of the Named Executive Officers, the following table sets out all option-based and share-based awards outstanding as at the end of the Corporation’s most recently completed financial year for the directors.

Outstanding Share-based Awards and Option-based Awards

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying unexercised options (#)	Option Exercise Price	Option Expiry Date	Value of unexercised in- the-money options	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested	Market or payout value of shares that have vested and not paid out or distributed
William D. Pugliese	20,000	$7.35	12/18/2012	$176,600	—	—	—
	7,500	$6.40	5/16/2013	$73,350
Total	27,500			$249,950	—	—	—
Derek Bullock	7,500	$6.40	5/16/2013	73,350	—	—	—
Total	7,500			—	—	—	—
John E. Caldwell	—	—	—	—	—	—	—
Donald K. Charter	—	—	—	—	—	—	—
W. Robert Dengler	—	—	—	—	—	—	—
Guy G. Dufresne	—	—	—	—	—	—	—
Peter C. Jones (Resigned)	—	—	—	—	—	—	—
Mahendra Naik	20,000	$7.88	6/5/2012	$166,000	—	—	—
	20,000	$7.35	12/18/2012	$176,600
	10,000	$6.40	5/16/2013	$97,800
Total	50,000			$440,400	—	—	—
John T. Shaw	—	—	—	—	—	—	—
Timothy Snider	—	—	—	—	—	—	—

1.	The value of the option based awards and share-based awards are calculated using IAMGOLD’s closing market price on the Toronto Stock Exchange of $16.18 as of December 31, 2011.

Also similar to the earlier disclosure provided with respect to the Named Executive Officers, for the Directors, the following table sets out the value vested during the Corporation’s most recently completed financial year in respect of options or shares assuming the options were exercised upon vesting. The Directors do not participate in that non-equity incentive plan of the Named Executive Officers consisting of the short-term cash performance bonus.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based awards - Value vested during the year	Share-Based awards - Value vested during the year	Non-equity incentive plan compensation - Value earned during the year
William D. Pugliese	$91,875	—	—
Derek Bullock	$30,625	$30,170	—
John E. Caldwell	—	$30,170	—
Donald K. Charter	—	$30,170	—
W. Robert Dengler	—	$30,170	—
Guy G. Dufresne	—	$30,170	—
Peter C. Jones	—	$19,755	—
Mahendra Naik	$30,625	$30,170	—
John T. Shaw	—	$30,170	—
Timothy Snider	—	—	—

Director Share Ownership

The NCGC also reviewed current director share ownership requirements with a view to, similar to its review of director compensation structure, aligning director and stakeholder interests. The NCGC recommended, and the Board approved, a change in such ownership requirements from 5,000 shares of the Corporation to $300,000 (measured at the date of acquisition) worth of shares ($600,000 for the Chairman of the Board) or a multiple of 4.3x the new ongoing annual cash retainer for a director, to be achieved within five years. The new share ownership requirements for directors were effective October 1, 2011.

Information as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the nominees for election as directors of the Corporation is, in each case, based upon information furnished by the respective nominee on the System for Electronic Disclosure by Insiders (“SEDI”), at www.sedi.ca, and information otherwise available to the Corporation as April 10, 2012.

	Year First Became Director of the Corporation		Beneficial Ownership (1)
Name		Ownership Requirement	Number of Common Shares	Value of Common Shares (2)	Multiple of Ownership Requirement	Ownership Requirement Achieved? (3)
William D. Pugliese	1990	$600,000	4,135,563	$86,143,777	143.6x	Yes
Stephen J.J. Letwin	2010	$300,000	34,200	$712,386	2.4x	Yes
Derek Bullock	1994	$300,000	23,500	$489,505	1.6x	Yes
John E. Caldwell	2006	$300,000	15,500	$322,865	1.1x	Yes
Donald K. Charter	1994	$300,000	143,800	$2,995,354	10.0x	Yes
W. Robert Dengler	2005	$300,000	20,000	$416,600	1.4x	Yes
Guy G. Dufresne	2006	$300,000	39,200	$816,536	2.7x	Yes
Mahendra Naik	2000	$300,000	489,300	$10,192,119	34.0x	Yes
John T. Shaw	2006	$300,000	15,000	$312,450	1.0x	Yes
Timothy Snider	2011	$300,000	6,978	$145,352	0.5x	N/A (4)
Richard J. Hall	2012	$300,000	N/A (4)	N/A (4)	N/A (4)	N/A (4)

1.	Owned directly or indirectly or over which control or direction is exercised.
2.	Based on IAMGOLD’s closing market share price on the Toronto Stock Exchange of $20.83 as of September 30, 2011.
3.

Directors are required to achieve share ownership requirements within five years of commencement of directorship, or, for existing directors, within five years of October 1, 2011. Achievement of director share ownership requirement calculated at the date of acquisition of shares.

4.	Newly appointed to the Board of Directors after October 1, 2011.

Directors’ and Officers’ Liability Insurance

The Corporation has directors’ and officers’ liability insurance for the benefit of the directors and officers of the Corporation which provides coverage in the aggregate of $50 million for the period from November 1, 2011 to November 1, 2012. The deductible amount on the policy is $500,000 and the total premium is $396,000.

SHARE INCENTIVE PLAN

The following summary of the Share Incentive Plan is qualified in its entirety by the provisions of the Share Incentive Plan. A copy of the Share Incentive Plan, as amended by the Plan Amendments if they are approved by shareholders, is attached as Appendix “C” and is also available to any shareholder, without charge, upon request to the Secretary of the Corporation.

The Corporation has established the Share Incentive Plan for the benefit of full-time and part-time employees, directors and officers of the Corporation and affiliated companies (and persons or companies engaged to provide ongoing management or consulting services to the foregoing) hereinafter referred to as a “Participant” which may be designated from time to time by the directors of the Corporation or a designated committee thereof (in either case the “Board”). The Share Incentive Plan consists of the Share Purchase Plan, the Share Bonus Plan, the Deferred Share Plan and the Share Option Plan. The following is a summary of the Share Incentive Plan.

There are currently 24,107,401 Common Shares (or approximately 6.41% of the issued and outstanding Common Shares) authorized for issue under the Share Incentive Plan, which would be increased to 25,107,401 Common Shares (or approximately 6.68% of the issued and outstanding Common Shares) if the Plan Amendments are approved by shareholders. Since the adoption of the Share Incentive Plan, an aggregate of 19,435,075 Common Shares have been issued or are issuable under the Share Incentive Plan as follows: 63,558 Common Shares have been issued pursuant to the Share Purchase Plan; 291,697 Common Shares have been issued and 180,771 Common Shares are issuable pursuant to the Share Bonus Plan; 97,573 Common Shares have been issued and 876,745 Common Shares are issuable pursuant to the Deferred Share Plan; and option exercises have resulted in the issue of 13,308,505 Common Shares under the Share Option Plan and options to purchase 4,616,226 Common Shares are outstanding under the Share Option Plan. As a result, assuming all of the existing options are exercised in full and all Common Shares otherwise issuable under the Share Incentive Plan are issued, an aggregate of 4,672,326 Common Shares (or approximately 1.24% of the issued and outstanding Common Shares), or if the Plan Amendments are approved an aggregate of 5,672,326 Common Shares (or approximately 1.51% of the issued and outstanding Common Shares), remain available for issue from treasury under the Share Incentive Plan. In addition, pursuant to Section 8.03 of the Share Incentive Plan, the Board has approved a reallocation of 1,000,000 Common Shares issuable from treasury under the Share Purchase Plan to the Share Bonus Plan (as to 140,511 Common Shares) and to the Deferred Share Plan (as to 859,489 Common Shares). The reallocation of Common Shares was made to facilitate long-term incentive equity grants in March 2012. If the Plan Amendments are approved, the Corporation will allocate the additional 1,000,000 Common Shares among the plans comprising the Share Incentive Plan as set forth in the table below:

	Share Purchase Plan	Share Option Plan	Share Bonus Plan	Deferred Share Plan
[A] Remaining Shares to be Issued as of Record Date [1]	1,686,442	2,332,670	268,043	385,171
[B] New Shares Requested [2]	—		—	1,000,000
[A] + [B] Total Shares Available for Grant	1,686,442	2,332,670	268,043	1,385,171
Approximate Years of Grants Available	—	3.3 years	6.5 years	4.9 years

1.	Includes 140,511 Common Shares reallocated from the Share Purchase Plan to the Share Bonus Plan and 859,489 Common Shares reallocated from the Share Purchase Plan to the Deferred Share Plan
2.	Includes one million new Common Shares requested, subject to shareholder approval

Amending Provisions

The Board may, only with shareholder approval, make any amendment to the Share Incentive Plan not contemplated by the provisions below, including, without limitation:

1.

any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

2.

any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

3.	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

4.	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

5.	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan, and

6.	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan.

The Board may, without shareholder approval, make only the following amendments to the Share Incentive Plan:

1.	Any amendment of a “housekeeping” nature,

2.

Any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Toronto Stock Exchange (the “TSX”), or to otherwise comply with any applicable law or regulation,

3.	Any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

4.

Other than changes to the expiration date and the exercise price of an option prohibited by the terms of the Share Incentive Plan, any amendment, with the consent of the optionee, to the terms of any option previously granted to such optionee under the Share Option Plan,

5.

Any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

6.	Any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

7.	Any amendment to the categories of persons who are Participants,

8.	Any amendment to the contribution mechanics of the Share Purchase Plan,

9.	Any amendment respecting the administration or implementation of the Share Incentive Plan, and

10.

Any amendment to provide a cashless exercise feature to any option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan.

If the Plan Amendments are approved, additional provisions will be added to the Share Incentive Plan, requiring shareholder approval by ordinary resolution for (a) any amendment to the Share Incentive Plan to change its amending provisions as set forth in Sections 8.03(a)(ii) and 8.03(b) (as described above), and (b) any amendment to the Share Incentive Plan that will increase the limits previously imposed on non-employee director participation in the Share Incentive Plan (as described in the following paragraph), and which, for greater certainty, add wording to section 8.03(a)(ii)(I) of the Share Incentive Plan respecting the Board’s right to amend the Share Incentive Plan, in connection with its administration or implementation, in the event of a reallocation of previously reserved Common Shares (pursuant to shareholder approval) under the Share Incentive Plan among any of the plans comprising the Share Incentive Plan.

In March 2012, amendments were made to the Share Incentive Plan to (i) reallocate 1,000,000 Common Shares issuable from treasury under the Share Purchase Plan to the Share Bonus Plan and to the Deferred Share Plan (as described above) and (ii) to provide that the number of Common Shares reserved for issue to non-employee directors is (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board). In addition, an amendment of a “housekeeping” nature also was made to the Share Incentive Plan. In accordance with section 8.03 of the Share Incentive Plan, shareholder approval was not sought for such amendments.

Shareholder approval is required for any amendment to the Share Incentive Plan or to the terms of any award granted under the Share Incentive Plan that (i) increases the number of Common Shares reserved for issue from treasury under the Share Incentive Plan or reduces the exercise price of an option (for this purpose, a cancellation or termination of an option to a Participant prior to its expiry date for the purpose of reissuing an option to the same Participant with a lower exercise price would be treated as an amendment to reduce the exercise price of an option) except in connection with a stock split, spin-off, share dividend, share combination, recapitalization, merger, change of control or similar event, (ii) any amendment which would change the number of days with respect to the extension of the expiration date of options expiring during or immediately following a blackout period, (iii) extends the term of an option other than as then permitted by the Share Incentive Plan, or (iv) permits awards to be transferred other than as permitted by the Share Incentive Plan.

Insider Limitations

Pursuant to the terms of the Share Incentive Plan, the number of Common Shares issuable from treasury to insiders of the Corporation (within the meaning set out in the applicable rules of the TSX), at any time, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding; and the number of Common Shares issued from treasury to insiders, within any one year period, under all security based compensation arrangements of the Corporation, may not exceed ten per cent of the total number of Common Shares then issued and outstanding. In addition, the number of Common Shares reserved for issue to non-employee directors under the Share Incentive Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee director basis, awards of equity incentives per non-employee director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Share Incentive Plan to a non-employee director in the year of his or her initial appointment to the Board).

Assignability

No rights under the Share Incentive Plan and no option awarded pursuant to the provisions of the Share Incentive Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Blackout Periods

The nature of the business of the Corporation gives rise to a number of periods each year during which directors, officers and employees are precluded from trading in securities of the Corporation in accordance with the trading policy and guidelines of the Corporation. These periods are referred to as “blackout periods”. Pursuant to the terms of the Share Incentive Plan, there is an automatic extension of an option term that would otherwise have expired during, or within ten business days of, a Corporation imposed blackout period. In such circumstances, the end of the term of such option will be the tenth business day after the end of the blackout period

Share Purchase Plan

Subject to the requirements of the Share Purchase Plan, the Board has the authority to select those Participants (other than non-employee directors) who may participate in the Share Purchase Plan. Under the Share Purchase Plan, the Corporation may choose to issue Common Shares from treasury or to deliver Common Shares purchased through the facilities of the TSX to satisfy the obligation of the Corporation to deliver Common Shares to participants pursuant to the Share Purchase Plan. At such times or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with the applicable contribution of the Corporation. In order to satisfy the obligations of the Corporation under the Share Purchase Plan, the Corporation may either (i) issue from treasury for the account of each participant Common Shares equal in value to the aggregate amount contributed to the Share Purchase Plan by such Participant and the Corporation and held in trust as of such date at the applicable price determined in accordance with the provisions of the Share Purchase Plan (being the weighted average price of the Common Shares on the TSX for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the aggregate contribution of the Participant being used to purchase such Common Shares has been accumulated) or (ii) deliver to the account of each Participant in the Share Purchase Plan

Common Shares equal in number to the number of Common Share purchased through the facilities of the TSX with the aggregate amount contributed to the Share Purchase Plan by the Participant and the Corporation as of such date. The Corporation will only issue whole Common Shares.

The minimum contribution of a Participant in the Share Purchase Plan is one per cent, and the maximum contribution is ten percent, of such Participant’s basic annual remuneration. The matching contribution of the Corporation is 75 per cent of the participant’s contribution until the participant’s contribution reaches five per cent of such participant’s basic annual remuneration. As a result, the Corporation’s maximum contribution will be 3.75 per cent of a participant’s basic annual remuneration.

Under the Share Incentive Plan, unless otherwise determined by the Committee, if a participant ceases to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or receives notice from the Corporation of the termination of his or her contract of service or employment, (i) the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan, (ii) any portion of the contribution of the Participant then held in trust for the participant shall be paid to the participant or the estate of the Participant, (iii) any portion of the contribution of the Corporation then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such cases, any portion of the contribution of the Corporation then held in trust for the Participant shall be returned and paid to the Corporation, and (iv) any Common Shares then held in safekeeping for the participant shall be delivered to the Participant or the estate of the Participant.

Common Shares issued for, or delivered to, the account of a Participant in the Share Purchase Plan will be held in safekeeping and delivered, subject as otherwise provided in the Share Purchase Plan, to the Participant at such time or times as are determined by the Corporation upon the request of the participant.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for the Common Shares, then the Committee may make any Common Shares held in safekeeping under the Share Purchase Plan for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may permit the contribution of the Corporation to be made and Common Shares to be delivered for the then aggregate contribution of the participant and the Corporation prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

For the period commencing on January 1, 2011 and ending on the date of this Circular, Common Shares were purchased in the market. An aggregate of 63,558 Common Shares have been issued to date under the Share Purchase Plan representing less than approximately 0.02% of the outstanding Common Shares.

Share Bonus Plan

The Share Bonus Plan permits Common Shares to be issued as a discretionary bonus to Participants. 291,697 Common Shares have been issued and 180,771 Common Shares are issuable to date under the Share Bonus Plan, representing, in the aggregate, less than approximately 0.13% of the outstanding Common Shares.

Deferred Share Plan

The Deferred Share Plan permits Common Shares to be issued as a discretionary bonus to Participants. Under the Deferred Share Plan, Common Shares awarded to a Participant may either be (i) issued from treasury, or (ii) purchased through the facilities of the TSX, and delivered to such Participant. The provisions and restrictions (including any vesting provisions) attached to awards of Common Shares granted under the Deferred Share Plan will be determined by the Committee at the time of grant of the award of Common Shares.

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for outstanding Common Shares, the Committee may accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or as otherwise determined by the Committee, if a Participant ceases to be employed by or provide services to the Corporation and all the designated affiliates of the Corporation (a “Designated Affiliate”) or resigns as a director or officer of the Corporation and its Designated Affiliates for any reason other than retirement, disability or death, the Participant shall automatically cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares thereafter under the Deferred Share Plan shall terminate.

If a Participant dies, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death will be delivered as soon as practicable thereafter and, subject to any employment agreement or notice or agreement with respect to an award granted under the Deferred Share Plan or otherwise determined by the Committee, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive any Common Shares under the Deferred Share Plan will terminate with effect as of the date of death of such Participant.

Currently 97,573 Common Shares have been issued and 876,745 Common Shares are issuable pursuant to the Deferred Share Plan, representing, in the aggregate, approximately 0.26% of the outstanding Common Shares.

Share Option Plan

The Share Option Plan provides for the grant of non-transferable options for the purchase of Common Shares to Participants. Subject to the terms of the Share Option Plan, the Board has the authority to select Participants to whom options will be granted, the number of Common Shares subject to options granted and the exercise price of Common Shares under option.

Subject to the provisions of the Share Option Plan, no option may be exercised unless the optionee at the time of exercise is:

(a)

in the case of an eligible employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of grant of the option, provided, however, that a pre-approved leave of absence will not be considered an interruption of employment for the purposes of the Share Option Plan;

(b)

in the case of an eligible director who is not also an eligible employee, a director of the Corporation or Designated Affiliate and has been such a director continuously since the date of grant of the option; and

(c)

in the case of any other Participant, engaged, directly or indirectly, in providing ongoing management or consulting services for the Corporation or Designated Affiliate and has been so engaged since the option’s date of grant.

The exercise price for purchasing Common Shares cannot be less than the closing price of the Common Shares on the TSX on the last trading day immediately preceding the date of grant of the option. Each option, unless sooner terminated pursuant to the provisions of the Share Option Plan, will expire on a date determined by the Board at the time of grant, which date cannot be later than seven years from the date the option was granted.

The vesting provisions of options granted pursuant to the Share Option Plan provide for the vesting of options in accordance with any applicable terms of any employment agreements or in any notice or option agreement entered into between the Corporation and the holder of the option. In the absence of any vesting provisions being so provided, the Board will typically provide that options granted under the Share Option Plan shall vest equally over a three year period. The aggregate number of Common Shares at any time available for issue to any one person upon the exercise of options cannot exceed five per cent of the number of Common Shares then outstanding.

If an optionee: (i) ceases to be a director of the Corporation or a Designated Affiliate (and is not or does not continue to be an employee thereof) for any reason (other than death), or (ii) ceases to be employed by, or provide services to, the Corporation or a Designated Affiliate (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or receives notice from the Corporation or a Designated Affiliate of the termination of his or her employment contract, except as otherwise provided in any employment contract, such participant will have 60 days from the date of such termination or cessation, as the case may be, to exercise his or her options to the extent that such participant was entitled to exercise such options at the date of such termination or cessation. Notwithstanding the foregoing or any employment contract, in no event will such right extend beyond the term of the option.

If a Participant shall die, any option held by such Participant at the date of such death shall become immediately exercisable, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the optionee under the option shall pass by the will of the optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an employment contract or the terms and conditions of any option) after the date of death of the optionee or prior to the expiration of the option period in respect of the option, whichever is sooner, and then only to the extent that such optionee was entitled to exercise the option at the date of the death of such optionee.

No options awarded pursuant to the provisions of the Share Option Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

If a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the Common Shares, then the Board may permit all outstanding options to become immediately exercisable in order to permit Common Shares issuable under such options to be tendered to such bid.

To date, option exercises have resulted in the issuance of an aggregate of 13,308,505 Common Shares, representing approximately 3.54% of the current outstanding Common Shares. Options to purchase an aggregate of 4,616,226 Common Shares are currently outstanding, representing approximately 1.23% of the current outstanding Common Shares.

In addition, there currently are 25,860 options outstanding relating to options acquired from the acquisitions of Cambior Inc. These options are excluded from the shares reserved for issue under the Share Incentive Plan.

Equity Compensation Plan Information

Equity Compensation Plans Approved by Securityholders	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (CA$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a)) (c)	Weighted Average Remaining Term
IAMGOLD Share Option Plan	4,616,226	$13.45	2,332,670	4.1212
Share Bonus Plan	180,771	$0	268,043	n/a
Deferred Share Plan	876,745	$0	385,171	n/a
Cambior Share Option Plan	25,860	$5.48	0	0.0849

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The directors of the Corporation are committed to a high standard of corporate governance and set an appropriate “tone at the top” for all of those employed by or doing business with the Corporation. The directors recognize that a high standard of corporate governance is important for the successful operation of the business, the preservation of its reputation and the creation of shareholder value, all of which are in the long-term best interests of the Corporation.

The Board has formed a standing Nominating and Corporate Governance Committee (the “NCGC”) to oversee the Corporation’s continued compliance with corporate governance requirements of applicable regulatory authorities. The NCGC monitors the evolving corporate governance practices put forward by shareholder advocates and proxy advisors. In addition, the Corporation adopts other practices consistent with its high standard of governance that exceed those expected by applicable regulatory requirements.

The Corporation is listed on the Toronto Stock Exchange and the New York Stock Exchange (the “NYSE”). The Corporation complies with all corporate governance requirements of the Canadian Securities Administrators and the Toronto Stock Exchange. The Corporation complies with the corporate governance requirements of applicable United States securities regulatory authorities, such as the NYSE, as a “foreign private issuer” under Rule 3b-4(c) of the Securities Exchange Act of 1934 (the “Exchange Act”). For example, the Audit and Finance Committee of the Board is fully compliant with the requirements of Rule 10A-3 of the Exchange Act.

This Statement of Corporate Governance Practices has been prepared by the NCGC and approved by the Board. It is a description of the Corporation’s governance structures and practices. As set out in this Statement of Corporate Governance Practices and elsewhere in this Circular, the Corporation possesses the following governance structures and attributes:

•	a majority (individual director) voting policy in respect of the election of directors;

•	a shareholder advisory vote on the Corporation’s approach to executive compensation, held annually;

•	a substantially independent Board, with independent directors comprising 90% of the Board;

•	no interlocks between either directors or directors and executives serving on other company boards;

•

Board members are both conscientious and committed, as demonstrated by an average 98% director attendance at Board and relevant Board committee meetings and inter-meeting participation in the business of the Corporation, as required;

•

Board members are encouraged to serve on a limited number of other boards of directors to broaden their knowledge and experience, to enhance the ability of a director to contribute and participate effectively on the Board, while balancing the substantial time required to carry out Board duties - the Board, having reviewed each director’s participation, contribution and attendance, has concluded that no involvement with other boards of directors has affected any director’s commitment of time to the Corporation or his effectiveness.

•	regular in camera (independent directors only) Board and Board committee discussions;

•

all standing committees of the Board, namely, the Audit and Finance Committee (the “AFC”), HRCC, NCGC and Environmental, Health and Safety Committee (the “EHSC”), comprised entirely of independent directors;

•	an effective Board size that provides a diversity of views and breadth of experience while not compromising efficient decision-making;

•

written mandates for each of the Board and its committees that are reviewed and updated regularly to maintain continued relevancy and, collectively, provide an effective framework for a high standard of governance;

•	members of committees of the Board are rotated from time to time;

•	the roles of Chairman of the Board and the CEO of the Corporation are distinct and separate individuals hold such positions;

•	the requirement that non-audit fees of the Corporation’s external auditor, as set out in this Circular, be pre-approved by the AFC and such fees do not exceed audit or audit-related fees;

•	no former chief executive officer or chief financial officer (within the last ten years) on any committee of the Board;

•	a Board that is not classified, each director being elected for no longer than one year;

•	a single class capital structure, consisting only of Common Shares, having equal voting rights and other privileges;

•

a compensation model that fully supports pay for performance, based on the achievement of measurable, risk-adjusted objectives and metrics, that also creates a tangible incentive to drive the creation of long-term shareholder value through equity based compensation awards;

•	with respect to equity based compensation, a policy that prohibits executive officers and directors from hedging against a decrease in the value of the Corporation’s shares;

•

a compensation policy that “claws back” compensation in the event where the results for which it was granted are subsequently found not to be confirmed, such as in cases of material earnings restatements;

•

executive employment agreements that do not contain multi-year guarantees of salary increases, bonuses and/or equity-related compensation, irrespective of performance, or change of control and severance arrangements that are single triggered (upon a mere change of control, without further dismissal or termination from employment);

•	minimum equity ownership requirements for directors and executive officers, to further align the interests of management and the Board with the interests of stakeholders;

•	director and executive succession planning programs to develop and maintain a deep pool of talent within the Corporation;

•

a recruitment and nominating process for directors that does not discriminate on the basis of race, gender, age or other factors - rather, the selection of new board members and the continuation of other board members is based upon the skills, experience, competencies and performance required to fulfill the Board’s mandate; and

•	detailed, timely disclosure of voting results with regard to matters submitted to shareholders for a vote at shareholder meetings.

When used to describe a director in this Statement of Corporate Governance Practices, the term “independent” has the meaning given to it by the Canadian Securities Administrators and the NYSE, namely, a director who has no direct or indirect material relationship with the Corporation and is not otherwise presumed, under applicable regulatory requirements, to be non-independent – a “material relationship” with the Corporation being a relationship which could, in the view of the Corporation’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Neither compensation received solely in connection with directorship nor the holding of shares of the Corporation constitute such a material relationship with the Corporation.

The Board, directly, or through its NCGC, at least annually, reviews each director’s relationships with the Corporation to confirm his or her independence from time to time. The Board obtains information relating to relationships from a variety of sources, including directors’ responses to an annual, detailed independence questionnaire, which seeks to determine the connections, if any, of a director, family member or controlled entity of the director, to the Corporation. After consideration of all business, family and not-for-profit relationships between directors and the Corporation, the Board has determined that all directors and director nominees for this year’s election of directors, except for the CEO (solely because he is part of management) are independent.

Majority Voting

As part of the high standard of governance structures and practices of the Corporation, the Board has adopted a majority voting policy in respect of the election of the Corporation’s directors. This policy applies in uncontested elections only. Directors are voted on individually and not as a slate.

Any individual director nominee that, in respect of the votes submitted at the meeting to elect directors, has more than 50% of the votes withheld from rather than voted for his election may, in the discretion of the Board, not be accepted as a director, even if otherwise elected pursuant to applicable corporate law. If more than 50% of the votes are withheld from rather than voted for a director’s election, the NCGC will decide whether to recommend to the Board that the Board request the resignation of the director. In recommending to the Board whether to request the resignation of the director or not, the NCGC will review the results of the shareholder vote, applicable regulatory requirements in respect of the constitution of the Board and certain of its committees and, in respect of incumbent directors, the particular director’s attendance at Board and committee meetings, the contribution of the director to Board and committee discussions and the director’s performance assessment. In addition, it will consider what, if any, expressed reasons for a withhold vote have been given, the merits of such reasons and the ability to rectify concerns.

The director whose election is being deliberated in accordance with this policy does not participate in the NCGC’s nor the Board’s determination as to whether to request his resignation. If the Board requests the resignation of the director, the director will be required to resign his directorship. In the case of a resignation, the Board may appoint a new director to fill the vacancy created, until the next annual general meeting of the Corporation.

Directors Compensation

As set out in the foregoing Statement of Executive Compensation, the NCGC recommends the amount, form and structure of the compensation of directors, which is disclosed along with the compensation of NEOs in the Statement of Executive Compensation. In making recommendations to the Board in respect of the compensation of directors, it considers the time commitment, risks, responsibilities and required professional competencies involved in a directorship with the Corporation as well as advice from independent compensation experts that provide, among other things, market data pertaining to the compensation paid to directors of peer group companies. The NCGC recognizes that the recommended compensation for directors must not compromise their independence and ability to make appropriate judgments in overseeing the compensation paid to management.

Nomination of Directors

The Board delegates to the NCGC, comprised only of independent directors, the development of the recommendation of director nominees that will best serve the Corporation. The NCGC examines the skills, competencies and experience that individual directors, as well as the Board as a whole, should possess in light of the Board and Board committee mandates, the Corporation’s strategy and operational, organizational and financial requirements. In respect of the nominees for the election of directors to which this Circular pertains, the NCGC, and the Board, considered competencies, skills and experience in the following areas:

•	executive leadership/strategic planning;

•	corporate financing;

•	mergers and acquisitions;

•	accounting and audit;

•	risk oversight;

•	mineral exploration;

•	mining operations;

•	environment/health/safety/corporate social responsibility;

•	government/international relations;

•	marketing/communications/public relations;

•	human resource management/compensation;

•	corporate governance; and

•	other mining and public company directorships.

The competencies, skills and experience the NCGC considers when recommending director nominees for election to the Board are updated, on at least an annual basis, in conjunction with the Board’s review of the strategy and other plans of the Corporation. The required majority independence of the Board, time commitment to the Corporation required of a director and an appropriate board size to facilitate effective decision making are also considered. Before nomination, director nominees are required by the NCGC to have fully understood the roles and responsibilities of the Board and its committees and the contribution that individual directors are expected to make to the Corporation.

With a view to reinforcing the alignment between director and stakeholder interests, as described in the foregoing Statement of Executive Compensation, director nominees are further required by the Board to hold a minimum $300,000 ($600,000 in the case of the Chairman of the Board) worth of Common Shares within the later of five years of October 1, 2011 and five years of becoming a director of the Corporation and to maintain such minimum shareholding in the Corporation throughout the director’s tenure. As of the date of this Circular, except for Timothy Snider and Richard J. Hall, who were appointed as directors, December 9, 2011 and March 22, 2012, respectively, all director nominees have attained this investment requirement (see the foregoing Director Share Ownership of the Statement of Executive Compensation). Given the volatility of the equity markets and that fluctuations in the market value of the Corporation’s stock are not within the control of directors, the Board has prescribed that once a director has attained the minimum holding value there is no requirement for directors to purchase additional shares should the value of the director’s holdings fall below the minimum threshold.

The NCGC has the authority, at the Corporation’s expense, to retain external consultants to assist in the search for suitable director nominees. Any shareholder who wishes to recommend a candidate for consideration by the NCGC may do so by submitting the candidate’s name and biographical information, including background, qualifications and experience, to the Chairman of the NCGC.

Board of Directors

Based on the recommendation of the NCGC, in terms of appropriate geographical, professional and industry representation on the Board and the need to be small enough to facilitate open dialogue among directors and effective decision making, the Board has determined that an appropriate size is eleven members. The Board currently consists of eleven members. The Chairman of the Board is independent and separate from the CEO. Consistent with the Board’s position that independence is fundamental to its effectiveness, all directors are independent, except for the CEO. The Board and its committees act independently, including conducting part of each of their meetings “in camera” (without management) and generally deliberating and resolving on proposed actions for management in such in camera sessions. In camera sessions facilitate open and candid discussion among independent directors.

In camera sessions were held at every Board and Board committee meeting in 2011. In addition to regularly scheduled in camera sessions at meetings, generally held at the beginning and/or end of a meeting, any independent director, at any time, may request that management not be present for all or any part of a meeting. For example, in camera sessions have pertained to consideration of the CEO’s performance, compensation and succession, any sensitive or material transaction, agreement or other matter proposed by management. In addition to in camera sessions, the AFC regularly holds, absent management, sessions with the Corporation’s internal and external auditors to allow open discussions about their audits, including the assessment of internal controls over financial reporting, disclosure controls and procedures, and cooperation from management.

It was an active year for the Corporation, with the Board meeting 12 times in 2011. When recommending director nominees for election to the Board, the NCGC considers attendance at Board and committee meetings, absent compelling reasons, critical for directors to adequately perform their duties and responsibilities to the Corporation. In accordance with applicable regulatory requirements, the AFC meets at least every quarter to review the Corporation’s financial statements and related disclosure documents. Other committees of the Board meet at least once each year or more frequently as necessary to ensure their mandates are adequately performed and as the business and affairs of the Corporation require from time to time. Committees of the Board held a total of 22 meetings in 2011. The following table sets out the attendance record for directors for 2011.

Timothy Snider was first appointed a director on December 9, 2011. From that date and until the end of 2011 the Board did not meet and Mr. Snider had not been appointed to any Board Committee. Richard J. Hall was first appointed a director on March 22, 2012. As such, Messrs. Snider and Hall do not appear in the below attendance table for 2011.

DIRECTORS’ MEETING ATTENDANCE(1)

Name	Board Meetings		Committee Meetings		Total Board/ Committee Meetings
Derek Bullock	12 of 12	100%	4 of 5	80%	16 of 17	94%

John E. Caldwell	11 of 12	92%	13 of 13	100%	24 of 25	96%

Donald K. Charter	12 of 12	100%	15 of 15	100%	27 of 27	100%

W. Robert Dengler	12 of 12	100%	15 of 16	94%	27 of 28	96%

Guy G. Dufresne	12 of 12	100%	5 of 5	100%	17 of 17	100%

Peter C. Jones(2)	6 of 6	100%	8 of 8	100%	14 of 14	100%

Stephen J. J. Letwin	12 of 12	100%	Not Applicable	Not Applicable	12 of 12	100%

Mahendra Naik	12 of 12	100%	14 of 14	100%	26 of 26	100%

William D. Pugliese	12 of 12	100%	Not Applicable	Not Applicable	12 of 12	100%

John T. Shaw	11 of 12	92%	9 of 9	100%	20 of 21	95%

(1)	Percentages have been rounded to the nearest percent.
(2)	Peter Jones, voluntarily, did not stand for election at the 2011 annual general meeting of the Corporation and therefore ceased to be a director as at the close of the meeting.

The NCGC reviews directorships and committee appointments held by director nominees and directors other than with the Corporation. The NCGC particularly scrutinizes the time and resource commitment a director nominee or current director who is a CEO of a public company and also a director of more than three other public companies is reasonably able or continue to be able to make and will have a discussion specifically with such director nominee or current director about the expected time and resource commitment to the Corporation’s business and affairs.

Apart from the Corporation, in addition to the number of boards on which a director nominee or current director sits, the NCGC will look at the nature of the company or entity on whose board the director nominee or director sits, as to the complexity of the business, its legal obligations and the likely demand on a director’s time and resources (such as whether the company or entity is privately held or publicly held and therefore subject to continuous disclosure obligations). The NCGC also examines whether the company or entity is listed on a stock exchange, and the seniority and demands of the stock exchange (such as whether it is listed on the Toronto Stock Exchange (“TSX”) or the TSX Venture Exchange (“TSX-V”), all with a view to determining whether a director nominee or director can and can continue to devote the time and resources necessary to the business and affairs of the Corporation.

The NCGC has found each of this year’s director nominees, as reflected in their above attendance at the previous year’s Board and committee meetings (an average 98%), as having the ability to commit the time and resources necessary to adequately oversee the conduct of the Corporation’s business and affairs.

The Board values the knowledge, experience and additional perspective of members that sit on the boards of directors of a variety of other publicly traded companies. Provided they do not interfere with the expected commitment to the oversight of the Corporation’s business and affairs, the Board encourages directorships of companies that are likely to face business, regulatory and social issues similar to those faced by the Corporation from time to time.

Interlocking relationships between directors are also monitored. No director serves on the board of directors of any other public company with any other director and thus there are no interlocking relationships. In addition, there are no interlocking relationships between directors, such as those that comprise the HRCC, and executive officers.

The following table sets out directorships and committee appointments held by the nominees for this year’s election of directors.

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
John E. Caldwell	Faro Technologies Inc. (Nasdaq)	Chairman of the Audit Committee Chairman of the Operational Audit Committee Member of the Compensation Committee Member of the Governance Committee
	Advanced Micro Devices Inc. (Nasdaq)	Member of the Compensation Committee Member of the Nominating and Governance Committee
Donald K. Charter (1)	Dundee REIT (TSX)	None
	Adriana Resources Inc. (TSX-V)	Chairman of the Board of Directors
	Lundin Mining Corporation (TSX)	Chairman of the Compensation Committee Member of the Audit Committee
W. Robert Dengler	Denison Mines Corp. (TSX) (NYSE)	Chairman of the Compensation Committee Chairman of the Environmental Health and Safety Committee

OTHER OUTSIDE PUBLIC COMPANY DIRECTORSHIPS
Name	Directorships (Stock Exchange listing)	Committee or Chairmanship Appointments
Guy G. Dufresne	Royal & SunAlliance Canada (NYSE) (LSE)	Member of the Audit Committee Chairman of the Investment and Pension Committee
Stephen J.J. Letwin	Precision Drilling Corp. (TSX) Carmen Energy Inc. (TSX-V)	Member of the Compensation Committee Member of the Audit Committee
Mahendra Naik	Fortune Minerals Inc. (TSX)	Chairman of the Board Chairman of the Audit Committee Member of the Compensation Committee
William D. Pugliese	None	None
John T. Shaw	Discovery Metals Ltd. (ASX) (BSE) (AIM) Indochine Mining Ltd. (ASX)	Member of the Audit Committee Member of the Remuneration Committee Member of the Audit Committee
Timothy R. Snider	Compañía de Minas Buenaventura (BVN)	None
Richard J. Hall	Premier Gold Mining Limited (TSX)	Chairman of the Board Member of the Governance Committee Member of the Environmental Committee

1.	Mr. Charter is a Director of Corsa Coal Corp. (TSX-V) but is full-time employed by Corsa Coal Corp. as its President and CEO.

Board Roles and Responsibilities

The roles and responsibilities of the Board are prescribed by applicable laws as well as the governance policies of the Corporation. The primary duty and responsibility of the Board is the stewardship of the Corporation and oversight of the management of the business, affairs and risks of the Corporation, with a view to the long-term creation of stakeholder value. The Board oversees the following matters, among others:

•

the adoption of strategic and operating plans and budgets for the Corporation, at least annually - the annual planning for the Corporation takes into account the opportunities and risks of its business and capital and operating budgets in conjunction with the adopted strategic plan;

•	the performance of the CEO and other executive officers to execute the strategic plan adopted by the Board and that the strategy is effectively implemented;

•	the Corporation’s code of business conduct and ethics and the maintenance of a culture of integrity throughout the organization;

•

that the Corporation is effectively governed through the adoption of sound corporate governance structures and practices, its assets are protected, its reputation preserved and compliance with all laws applicable to its business, wherever conducted;

•

identifying the principal risks of the Corporation’s business and overseeing the implementation of appropriate detection, prevention and mitigation initiatives to manage such risks, including internal controls over financial reporting to ensure reliability and disclosure controls and procedures to ensure timely, accurate and complete reporting;

•

establishing and monitoring a communications policy for the Corporation to facilitate communications with investors and other stakeholders and designed to avoid selective disclosure of material information;

•

senior management succession planning, including appointing, training and monitoring senior management - regular presentations to the Board by the executive organization to assist the Board in making first-hand assessments of the competencies of individual executives; and

•

director succession planning, such that the Board remains appropriately balanced in terms of the necessary skills, competencies and experience, including in the case of an unexpected departure of a director.

The Board discharges its oversight of the management of the Corporation directly and through its committees. The Board is regularly informed by management in connection with the day-to-day management of the business and affairs of the Corporation and, where issues arise in the execution or implementation of the approved strategic plan, expects management to recommend alternate strategies and actions to achieve the long-term goals of the Corporation. The full responsibilities of the Board are set out in its mandate, a copy of which is attached to this Circular as Appendix “D”.

Committees of the Board

The Board has formed a standing AFC, HRCC, EHSC and NCGC. The Board may form other committees from time to time as necessary or appropriate to adequately address specific matters. The members of each committee are comprised exclusively of the independent directors of the Board.

The chairperson of a committee is appointed by that committee’s members. The committees are tasked with the performance of their mandates, which are reviewed and approved by the committees, the NCGC and the Board. Copies of the mandates of the various standing committees of the Board may be accessed on the Corporation’s website, at www.iamgold.com. Each mandate empowers each committee to retain, at the cost of the Corporation, the services of such external advisors as it may deem necessary or advisable from time to time to assist it in the proper performance of its mandate. The Board and Board committee mandates, collectively, are designed to provide the necessary governance framework to fulfill the Board’s duties and responsibilities and effective oversight of management in the conduct of the Corporation’s business and affairs and the advancement of the strategy adopted by the Board.

The Audit and Finance Committee currently consists of four independent directors. The overall mandate of the AFC is to review and recommend for Board approval the Corporation’s annual and quarterly financial statements and related regulatory disclosures prepared by management as well as overseeing the control environment over the process of preparation. The review of the process entails oversight of internal and external audit that review the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the performance of such controls during the period to which the disclosures relate, the accounting principles used by management to compile the financial statements, the assumptions and estimates of management reflected in the financial statements and the review of the internal and external auditors’ overall assessments. The AFC confirms the external auditor’s independence. The AFC also pre-approves the non-audit services and fees of the external auditor and recommends to the Board, each year, the nomination of an external auditor. The lead audit engagement partner of the external auditor is rotated at least every five years by the external auditor. The

AFC, together with management and the internal auditor of the Corporation, which auditor reports directly to the AFC, is also charged with the identification, prevention, detection and mitigation of the financial disclosure and internal control risks faced by the Corporation from time to time. In addition to in camera sessions with the internal and external auditors, the AFC also holds separate sessions with the chief financial officer. The session with internal auditor, without management or the external auditor present, generally involves the discussion around the process and results of the ongoing internal audit and the coordination with the external auditor.

For the purposes of applicable securities regulatory requirements, the Board has determined that all members of the AFC are “financially literate”, and at least one member is considered an “audit committee financial expert” and all members have the necessary time to commit to its affairs. In the Board’s determination of the financial literacy of members of the AFC, which must be financially literate before their appointment by the Board to the AFC, the Board confirms that members possess the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Corporation’s financial statements. The AFC also assesses familiarity with the application of accounting principles, including in respect of estimates, accruals and reserves, an understanding of internal controls and procedures for financial reporting, familiarity with emerging accounting issues, past employment experience in finance or accounting, professional certification in accounting, and any other comparable experience or background which results in the member’s financial sophistication, including having been a CEO, CFO or other senior officer with financial oversight responsibilities.

The AFC held 6 meetings in 2011. The current members of the AFC are John E. Caldwell, Donald K. Charter, Mahendra Naik and Guy G. Dufresne. Additional disclosure with respect to the AFC may be found in the Corporation’s most recent Annual Information Form, at pages 122 through 127, which may be accessed through SEDAR, at www.sedar.com, and is incorporated in the Corporation’s most recent Form 40-F filed on EDGAR, at www.sec.gov/edgar.shtml.

The Human Resources and Compensation Committee currently consists of four independent directors, each experienced in matters of executive compensation by virtue of, having been a former senior executive of a publicly traded company. Its roles and responsibilities, together with management, include the development of a responsible pay for performance compensation program of the Corporation in respect of management and the administration of the Corporation’s shareholder approved Share Incentive Plan (described earlier in this Circular) that provides the Board with the means to reward performance in the form of equity. The pay for performance compensation is designed to motivate employees to achieve specific performance objectives that are aligned with the creation of shareholder value. The Corporation has undertaken steps to ensure that incentive compensation may be lawfully “clawed back” in cases where the results under which it was granted is subsequently not confirmed, such as in cases of material earnings restatements. The program is competitive with that of the Corporation’s peer group companies to attract, retain and motivate talented management, whom drive shareholder value creation over the long-term. The compensation policy precludes stock option backdating or re-pricing. Executive employment agreements will not be entered into by the Corporation without a “double trigger” in respect of change of control severance entitlement and no increased cash payment on a change of control event will be made. There are no supplemental executive pension plans.

Further information with respect to the compensation philosophy guidelines and market information used by the HRCC in the process of recommending to the Board the amount and the form (cash and/or equity) of the compensation to be awarded management, the metrics (corporate, operational, functional and individual) and the process and benchmarks used to assess the performance of management may be found in the foregoing Statement of Executive Compensation.

Information related to the retention of any independent compensation consultant and the services performed by such consultant is also available in the Statement of Executive Compensation. Similar to the AFC maintaining the independence of the external auditor of the Corporation, in order that any compensation consultant retained by the HRCC from time to time be and remain independent from management throughout the course of their mandate, any services performed by such consultant for management must be pre-approved by the HRCC.

The HRCC held 8 meetings in 2011. The current members of the HRCC are Donald K. Charter, W. Robert Dengler, Mahendra Naik and Derek Bullock.

The Nominating and Corporate Governance Committee currently consists of three independent directors. Its primary responsibilities, in addition to the recommendation to the Board of suitable nominees for election to the Board, are to oversee the Corporation’s continued compliance with the evolving corporate governance requirements of applicable regulatory authorities, through the recommendation of appropriate corporate governance structures and practices. It also apprises the Board on evolving corporate governance best practices, which often exceed regulatory requirements and are adopted, as appropriate. The NCGC is also mandated to recommend the mandates of the Board and its committees to provide, collectively, effective stewardship of the Corporation and to monitor the performance of the mandates and performance or contributions of individual directors. The size and composition of the Board, orientation and continuing education of directors as well as their compensation, organizational hierarchy and reporting structure of the Corporation and succession planning for senior management are also reviewed.

The NCGC held 7 meetings in 2011. The current members of the NCGC are John T. Shaw, John E. Caldwell and W. Robert Dengler.

The Environmental, Health and Safety Committee currently consists of three independent directors. The mandate of the EHSC is to assist the Board in the oversight of management’s fulfillment of the Corporation’s social responsibilities in respect of all operations, wherever situate. It oversees the Corporation’s compliance with applicable environmental, health and safety laws and the implementation of socially responsible, best practices to monitor and limit the environmental footprint of the Corporation’s operations, prevent worker injury and reduce lost-time incidents (such as through the use of leading health and safety performance indicators) and effectively restore and reclaim properties.

The EHSC held 3 meetings in 2011. The current members of the EHSC are W. Robert Dengler, John T. Shaw and Guy G. Dufresne.

Position Descriptions

The Board has developed and approved a written position description for the Chairman of the Board. The primary responsibilities (in addition to those dictated by the mandate of the Board, attached to this Circular as Appendix “D”) of the Chairman are to, in conjunction with management or otherwise, plan, organize and chair all meetings of the Board and shareholders of the Corporation, oversee the content of all relevant information that directors and shareholders are provided reasonably in advance of their meetings and to provide leadership in the functioning and performance of the Board in accordance with its mandate. The Chairman acts as the primary liaison between the Board and management.

The Chairman of the Board is, as determined by the Board, independent. The Chairman facilitates communication among the Corporation’s independent directors and between the independent directors and management. He is responsible for leading the Board and organizing it to function constructively, but independently of management. The Chairman reviews any comments, recommendations or requests made by an independent director and oversees the process by which unfettered information to independent directors is made available regarding the Corporation’s activities.

The mandates of the committees of the Board, which are recommended by the NCGC and approved by the Board, define the authority, roles and responsibilities of each of the committees and the committee chairs. These mandates may be accessed on the Corporation’s website, at www.iamgold.com.

The Board and the CEO have developed written position descriptions for the CEO and other executive officers. The primary responsibilities of the CEO are to provide leadership over the management of the Corporation. The CEO is responsible for the development and implementation of strategic and tactical plans for the Corporation, as adopted by the Board, the recruitment, development, delineation of the responsibilities of and monitoring the performance of executive management, managing and monitoring the various exploration, development and producing interests of the Corporation, secure new opportunities for the Corporation, developing and maintaining a culture of integrity throughout the Corporation and protecting and enhancing the Corporation’s reputation. The CEO acts as the primary spokesperson for the Corporation. The CEO provides leadership and direction to management throughout the Corporation and is directly accountable to the Board. Upon the CEO’s retirement or other departure from the Corporation, by agreement, the CEO resigns his or her directorship.

Assessments of Board Performance

The NCGC monitors the performance of the Board and its committees, in respect of their mandates, and the performance of individual directors, throughout the year in terms of effectiveness and contribution. The committees of the Board, led by their chairpersons, assist the NCGC through self-assessments of the performance of their respective mandates. On an annual basis, each director is required to complete questionnaires (approved by the NCGC) that evaluate the performance of the Board and its Chairman. In addition to written peer assessments, director peer reviews are performed in the context of discussions between individual directors and the Chairman of the NCGC, who reviews all director evaluations and recommends to the NCGC any actions that may be deemed necessary or advisable to assist the Board in continuing to function effectively and adequately perform its mandate. Director performance, assessed in part against the competencies and skills the director is expected to bring, is considered in the nomination for election of incumbent directors, such as the directors nominated in this Circular.

Orientation and Continuing Education

In respect of the orientation of new directors to the role and responsibilities of the Board, its committees and directors as well as the nature and operation of the Corporation’s business, new directors are briefed by the Chairman, CEO, other independent directors and the executive organization. Tours of the Corporation’s operations are made available. Written information and advice is also made available to new directors (and on an ongoing basis) by the Corporation’s general counsel regarding the duties and obligations of directors, the mandates of the Board and its committees, the Corporation’s Code of Business Conduct and Ethics (described below), minutes of the meetings of the Board and the most recent annual report, annual information form and management information circular of the Corporation.

To assist directors with remaining current with respect to the Corporation and their duties and responsibilities, the Board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process. To facilitate ongoing education of the Corporation’s directors, the NCGC periodically canvasses directors to determine their training and educational needs and interests, arranges visits to the Corporation’s various exploration, development and producing operations and arranges funding for the attendance of directors at seminars or conferences of interest and relevance to their duties and responsibilities to the Corporation. Directors are regularly informed by the CEO, and other members of the executive management team, of strategic issues affecting the Corporation, including the competitive environment, the Corporation’s performance relative to its peers and any other developments that could materially impact the Corporation’s business.

Code of Business Conduct and Ethics

Consistent with and to protect the integrity and reputation of the Corporation, the Board has adopted a Code of Business Conduct and Ethics for the directors, officers and employees of the Corporation. Service providers to the Corporation, at the time of being contracted, are similarly required to acknowledge and abide by the provisions of the Code. The Code sets out fundamental principles upon which the business and affairs of the Corporation, wherever conducted, are based and is designed to promote integrity and deter wrongdoing. The Code provides that any conflict of the interest of an employee with that of the Corporation is to be avoided, the assets and opportunities of the Corporation are to be protected and used only for the purposes of the Corporation, non-public information pertaining to the Corporation is to be kept confidential and all laws applicable to the Corporation are to be complied with. For example, should a director or executive officer have an interest in an agreement or transaction with the Corporation being considered by the Board, such director shall disclose his or her interest in the counterparty and withdraw from any discussion, assessment or decision of the Board relating thereto, including any Board vote thereon. A copy of the complete Code of Business Conduct and Ethics may be accessed on the Corporation’s website, at www.iamgold.com.

Any material departure from the Code by a director or executive officer of the Corporation must be promptly disclosed. There were no such material departures from the Code in 2011. The Board believes that providing a means through which officers, employees and other service providers may raise concerns about ethical conduct, on an anonymous and confidential basis, fosters a culture of integrity and ethical conduct within the Corporation. Similar to any allegations regarding the Corporation’s internal controls over financial reporting or disclosure controls and procedures, any alleged departure from the Code may be, anonymously and confidentially, orally or in writing, reported, for investigation, to the Chairman of either or both the AFC and the NCGC, through the internet, a toll-free number and/or by mail. The reporting system is run by an independent third party. The Corporation routinely conducts internal audits to test compliance with the Code and confirm its directors, officers and employees continue to be aware of the Code’s requirements as well as the resources available to report alleged breaches. The Corporation requires that, upon initial appointment or employment, and each year, each director, officer or employee acknowledge an understanding of the Code’s requirements.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS AND

MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Circular, no transactions have been entered into since January 1, 2011 or are proposed to be entered into which have materially affected or will materially affect the Corporation or its subsidiaries involving, and no matter to be acted upon at the meeting other than the election of directors or the appointment of auditors materially involves, directly or indirectly, a director or executive officer since January 1, 2011, a proposed nominee for election as a director of the Corporation or any associate or affiliate of any such director or executive officer or proposed nominee.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on SEDAR, at www.sedar.com, and EDGAR, at www.sec.gov/edgar.shtml. Further financial information relating to the Corporation is provided in the comparative financial statements and management’s discussion and analysis of the financial statements of the Corporation for its most recently completed financial year. The Corporation will provide any shareholder of the Corporation, without charge, and upon request to the Secretary of the Corporation, with:

(i)	a copy of the current annual information form of the Corporation, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii)	a copy of the comparative financial statements of the Corporation for the year ended December 31, 2011, together with the report of the auditor thereon; and

(iii)	a copy of management’s discussion and analysis of the financial statements of the Corporation for the year ended December 31, 2011.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Circular for the 2013 annual general meeting of Shareholders, shareholder proposals prepared in accordance with applicable rules governing shareholder proposals must be received at the Corporation’s corporate office, at 401 Bay Street, Suite 3200, Toronto, Ontario M5H 2Y4 on or before January 10, 2013.

DATED at Toronto, Ontario this 10th day of April, 2012.

BY ORDER OF THE BOARD

STEPHEN J. J. LETWIN
President and Chief Executive Officer

APPENDIX “A”

DIRECTOR NOMINEE BIOGRAPHIES

William D. Pugliese: Mr. Pugliese is a businessman and an original founder of the Company. From 1990 to 1993 he held the position of Co-chairman and Chief Executive Officer of the Company. In January 2003, Mr. Pugliese stepped down from the position of Chief Executive Officer and has continued in his role as Chairman of the Board. He participated directly in the evolution of the company, including the development of the Sadiola concession in Mali through his dealings with government officials and joint venture partners.

Mr. Pugliese has an extensive business background developed over a period of 35 years as the principal shareholder in a number of private Canadian companies, which included; internet-based business directories and data marketing, the development of recreational resort properties in Canada and the development and licensing of Smart board, a patented construction product technology.

Stephen J. J. Letwin: President and Chief Executive Officer.

Stephen J. J. Letwin was appointed President and Chief Executive Officer of IAMGOLD Corporation on November 1, 2010. He has been a member of the Board of Directors since joining the Company. Specializing in corporate finance, operational management, and merger and acquisitions, Stephen brings over 30 years of experience from the highly-competitive resource sector. Mr. Letwin actively leads his executive management team with a clear and pragmatic approach to driving business results, creating shareholder value, and achieving sustainable growth. Prior to joining IAMGOLD, Mr. Letwin was based in Houston, Texas, where he was the Executive Vice President, Gas Transportation & International, with Enbridge Inc. Stephen was responsible for Enbridge’s natural gas operations, including overall responsibility for Enbridge Energy Partners, as the partnership’s Managing Director. In 1999, he joined Enbridge as President and Chief Operating Officer, Energy Services, based in Toronto, Canada. Mr. Letwin currently serves as Director for Precision Drilling Corp. and Carmen Energy Inc.

Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. Mr. Letwin holds an MBA from the University of Windsor, is a Certified General Accountant, a graduate of McMaster University (B.Sc., Honors), and a graduate of the Harvard Advanced Management Program. Throughout his career, Stephen has actively demonstrated his commitment to voluntary leadership. His most recent community affiliations have included Director, Corporate Campaign Committee of Texas Children’s Hospital; Patron, UNICEF Alberta, Canada; and Director, YMCA Calgary, Canada. For his commitment to the community, Stephen was awarded the 2006 Alberta Centennial Medal. In 2011, Mr. Letwin was made an Officer of the National Order of Burkina Faso.

John E. Caldwell: Mr. Caldwell has been a director of the Company since 2006. Mr. Caldwell brings extensive general and financial management and risk assessment experience to our Board. From 2003 until his retirement from SMTC Corporation, on March 31, 2011, he served as President and Chief Executive Officer and as a member of the board of directors. Before joining STMC, Mr. Caldwell held positions in The Mosaic Group, a marketing services providers, as Chair of the Restructuring Committee of the Board, from October 2002 to September 2003, in GEAC Computer Corporation Limited, a computer software company, as President and Chief Executive Officer from October 2000 to December 2001 and in CAE Inc., a provider of simulation and modeling technologies and integrated training solutions for the civil aviation and defense industries, as President and Chief Executive Officer from June 1993 to October 1999. In addition, Mr. Caldwell served in a variety of senior executive positions in finance, including Senior Vice President of Finance and Corporate Affairs of CAE and Executive Vice President of Finance and Administration of Carling O’Keefe Breweries of Canada. Over the course of his career, Mr. Caldwell has served on the audit committees of ten public companies. Also, for the past several years, Mr. Caldwell has been a lecturer on board oversight responsibility for enterprise risk as part of an accredited board of director education program through McMaster University in Canada. Mr. Caldwell has been a director of Advanced Micro Devices, Inc., a global semiconductor provider since 2006 and of Faro Technologies, Inc., a producer of three dimensional manufacturing measurement systems, since 2002. Mr. Caldwell also served on the board of directors of ATI Technologies Inc. from 2003 to 2006, Rothmans Inc. from 2004 to 2008, Cognos Inc. from 2000 to 2008, Stelco Inc. from 1997 to 2006 and Sleeman Breweries Ltd. from 2003 to 2005.

Relevant experience and skills: executive of electronics, other complex manufacturing and software businesses, mergers and acquisitions, financial management, corporate finance, financial reporting, accounting, oversight of financial performance, corporate governance.

Donald K. Charter: Mr. Charter became the President, CEO and Director of Corsa Coal Corp. in August of 2010. Corsa is a junior metallurgical coal mining company listed on the TSX.V with operations in Pennsylvania. Mr. Charter has business experience in a number of sectors including mining (precious metals, base metals, iron ore, coal), oil & gas, real estate and financial services. He is a graduate of McGill University where he obtained degrees in Economics and Law. He began his career in Toronto where he built a successful commercial and M&A business law practice becoming a partner in a national law firm. In 1996 he joined the Dundee group of companies as an Executive Vice President with a number of capital markets related responsibilities. In 1998 he became the inaugural Chairman and CEO of the Dundee Securities group of companies and oversaw its growth from a start up to a major independent financial services company. In 2006, Mr. Charter left this group and focused his attention on 3C’s Corporation, his personal consulting and investment company, and as a corporate director primarily in the resource sector currently sitting on the Board of Directors of Lundin Mining (Compensation Committee (Chair) and Audit Committee) Dundee REIT and Adriana Resources (Chairman of the Board). Mr. Charter has extensive corporate governance experience and has sat on and chaired a number of audit, compensation and governance committees during his career as well a number of special, independent and strategic committees in various corporate situations. He has completed the Institute of Corporate Directors, Directors Education Program and is a member of the Institute.

W. Robert Dengler: Mr. Dengler retired in 2005 after working for 41 years in the mining industry. Mr. Dengler was President and CEO of Dynatec Corporation, a company he founded in 1980. He holds a Bachelor of Science degree (1965) from Queen’s University and was awarded an Honorary Doctorate of Science from Queen’s University in 1988. Before founding Dynatec, Mr. Dengler was a partner and Vice-President & General Manager of J.S. Redpath Limited. He has authored several technical publications on shaft sinking and Long Round Development. Mr. Dengler has been a director of IAMGOLD since 2005 and a director of Denison Mines since 2004.

Guy G. Dufresne: Mr. Dufresne is an engineer from Ecole Polytechnique de Montréal and holds a masters degree of engineering (including computers) from the Massachusetts Institute of Technology and an MBA from the Harvard Business School. From 1992 to 2006, he was President and CEO of Québec Cartier Mining and led the turnaround of this iron ore company; for 25 years prior to 1992, he held progressive senior positions within the forest product industry including President and COO of Kruger. Since about 1980, Mr. Dufresne has been a member of the board of several public and private companies and he has worked on numerous committees; he is still a member of the board of RSA Canada, an insurance company. Over the years he has been Chairman of the board of Tembec, Cambior, Conseil du Patronat, Chamber of Marine Commerce, The Mining Association of Canada, The Québec Forest Product Association and L Institut Armand-Frappier (a pharmaceutical research center).

Mr. Dufresne has acquired through education and experience, an understanding of how to help companies to be cost competitive and profitable.

Mahendra Naik: Mr. Naik is a Chartered Accountant with mining and investment company experience. He holds a Bachelor of Commerce degree from the University of Toronto. He practiced as a Chartered Accountant for nine years with a major Canadian accounting firm. As a Chartered Accountant, Mr. Naik has experience in preparing, auditing, analyzing and evaluating financial statements, understands internal controls and procedures for financial reporting and understands the accounting principles used by the Company to prepare its financial statements as well as the implications of said accounting principles on the Company’s results. From 1990 to 1999, he was the Chief Financial Officer of IAMGOLD. He is also the Chairman of the Audit Committee for a TSX listed base-metals company. In addition, he is Chairman of the Audit Committee of a number of private companies in the precious metals and financial service businesses.

John T. Shaw: Mr. Shaw brings to IAMGOLD technical and strategic expertise gained from over 40 years of development and operating experience in the mining industry internationally. He is a geological engineer (Queen’s) and until the time of his retirement (33 years in the Placer organization) was Vice President of Australian Operations of Placer Dome Asia Pacific and Managing Director of Kidston Gold Mines. He has also served as a director of a number of mining companies (gold, platinum and base metals) in Australasia, SE Asia and Africa. Presently he is a director of Discovery Metals Ltd, Indochine Mining Ltd. and Quadra Australia Pty Ltd. Mr. Shaw has been a director of IAMGOLD since 2006.

Timothy R. Snider: Mr. Timothy R. Snider was first appointed a director of IAMGOLD on December 9, 2011. Mr. Snider is currently a director of Compania de Minas Buenaventura, SA, the largest Peruvian mining company. He is Chairman of Cupric Canyon Capital, LLC., a private equity firm which invests in copper resources. He had a long career with Phelps Dodge Corporation and Freeport-McMoRan Copper and Gold, retiring from full time status in 2008. Mr. Snider began his 38 years with Phelps Dodge (now Freeport-McMoRan) as an underground mine laborer in the Copper Queen operation in Bisbee, Ariz. During his career he held numerous operational, technical, and exploration positions. In 1998, Mr. Snider was appointed President of Phelps Dodge Mining Company and in 2003 was promoted to President and Chief Operating Officer of Phelps Dodge Corporation. In these roles, he led the operational and technical integration of Phelps Dodge’s Cyprus-AMAX acquisition and helped to establish Phelps Dodge as one of the industry leaders in technology development and operational excellence. In early 2007, he assumed the role of President and Chief Operating Officer of Freeport-McMoRan Copper and Gold, Inc. upon Freeport’s acquisition of Phelps Dodge.

Mr. Snider holds Bachelor of Science degrees in Geology and Chemistry from Northern Arizona University and is a graduate of the Wharton Advanced Management Program at the University of Pennsylvania., Mr. Snider is the founding Chairman of the Board of the Institute for Mineral Resources at the University of Arizona, and serves on the boards of the Northern Arizona University Foundation and the Mining Foundation of the Southwest.

Richard J. Hall: Mr. Hall was newly appointed a director of IAMGOLD on March 22, 2012. Mr. Hall brings nearly 40 years of exploration, development, mining and corporate experience. Mr. Hall currently serves as Chairman of Premier Gold, a position that he has held since 2010. He served as President and Chief Executive Officer of Northgate Minerals from July 2011 until October 2011 when Northgate was acquired by AuRico Gold. From 2008 until 2011 he held the position of Chairman of Grayd Resource Corporation when Grayd was acquired by Agnico Eagle in November 2011. He also served as a director and Chairman of the Special Committee of Creston Moly during its acquisition by Mercator Minerals in

2011. In addition to his Board activities, Mr. Hall acts as a mineral industry consultant to various companies. From 1999 to 2008 he served as President and CEO of Metallica Resources Inc., where he was involved in all aspects of the company’s development including the financing, construction and commissioning of the Cerro San Pedro gold-silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata Copper. In August 2008, Metallica was part of a $1.6 billion merger with Peak Gold Ltd. and New Gold Inc. to form what is now New Gold Inc. Previous to his tenure at Metallica, Mr. Hall held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall holds a Bachelor and a Masters Degree in Geology and an MBA from Eastern Washington University. He has also completed an Executive Development Program at the University of Minnesota.

APPENDIX “B”

PLAN RESOLUTION

Amendments to Share Incentive Plan

WHEREAS the directors of the Corporation have approved the amendments to the Share Incentive Plan of the Corporation described in the Management Proxy Circular of the Corporation dated April 10, 2012.

NOW THEREFORE BE IT RESOLVED THAT:

1.

the amendments to the Share Incentive Plan described under the heading “Business of the Meeting – Amendments to the Share Incentive Plan of the Corporation” in the Management Proxy Circular (the “Circular”) dated April 10, 2012 of the Corporation be, and they hereby are, approved;

2.	the amended and restated Share Incentive Plan attached as Appendix “C” to the Circular be, and it hereby is, authorized and approved; and

3.

any one officer or any one director of the Corporation be, and each of them hereby is, authorized and empowered, acting for, in the name of and on behalf of the Corporation, to execute or to cause to be executed and to deliver or cause to be delivered, all such agreements and documents, as any one of them shall consider necessary or desirable and shall approve and to do or cause to be done all such other acts and things as any one of them shall determine to be necessary or desirable in connection with the Share Incentive Plan or in order to carry out the intent of this resolution and the matters authorized hereby.

APPENDIX “C”

SHARE INCENTIVE PLAN

AMENDED AND RESTATED AS OF MAY 14, 2012

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01. Definitions: For purposes of the Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

(a)	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

(b)	“Aggregate Contribution” means the aggregate of a Participant’s Contribution and the Corporation’s Contribution related to such Participant’s Contribution;

(c)

“Basic Annual Salary” means the basic annual remuneration of a Participant from the Corporation and Designated Affiliates exclusive of any overtime pay, bonuses or allowances (whether received in cash, securities or otherwise) of any kind whatsoever;

(d)

“Blackout Period” means an interval of time during which (i) the then trading guidelines of the Corporation restrict one or more Participants from trading in securities of the Corporation or (ii) the Corporation has determined that one or more Participants may not trade in securities of the Corporation;

(e)	“Blackout Period Expiry Date” means the date on which the applicable Blackout Period expires;

(f)	“Business Day” means any day on which the Stock Exchange is open for trading;

(g)	“Committee” shall mean the Directors or, if the Directors so determine in accordance with section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan;

(h)	“Common Shares” shall mean the common shares of the Corporation, as adjusted in accordance with the provisions of article eight of the Plan from time to time;

(i)	“Corporation” means IAMGOLD Corporation, a corporation incorporated under the Act, and any successor thereto;

(j)	“Corporation’s Contribution” means the amount the Corporation credits a Participant under section 3.04 of the Plan;

(k)

“Date of Termination” means the date of termination of employment or the date of termination of a contract for services set out in a notice of termination given by the Corporation or a Designated Affiliate and for greater certainty does not include, or mean the expiry date of, any period of time following such date of termination during which the Participant is in receipt of, or is entitled to be in receipt of, compensation in lieu of notice of termination or severance compensation;

(l)	“Deferred Share Plan” means the deferred share plan described in article six of the Plan;

(m)	“Designated Affiliates” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

(n)	“Directors” shall mean the board of directors of the Corporation from time to time;

(o)	“Eligible Directors” shall mean the Directors or the directors of any Designated Affiliate from time to time;

(p)	“Eligible Employees” shall mean employees and officers, whether Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

(q)

“Employment Contract” means any contract between the Corporation or any Designated Affiliate and any Eligible Employee, Eligible Director or Other Participant relating to, or entered into in connection with, the employment of the Eligible Employee, the appointment or election of the Eligible Director or the engagement of the Other Participant or any other agreement to which the Corporation or a Designated Affiliate is a party with respect to the rights of such Participant in respect of a change in control of the Corporation or the termination of employment, appointment, election or engagement of such Participant;

(r)

“Issue Price” means, in respect of Common Shares issued from treasury under the Share Purchase Plan, the weighted average price of the Common Shares on the Stock Exchange for the period in respect of which Common Shares are being issued from treasury under the Share Purchase Plan, being the period of time during which the Aggregate Contribution of the Participant being used to purchase such Common Shares has been accumulated;

(s)	“Option” shall mean an option to purchase Common Shares granted pursuant to, or governed by, the Plan;

(t)	“Optionee” shall mean a Participant to whom an Option has been granted pursuant to the Share Option Plan;

(u)	“Option Period” shall mean the period of time during which the particular Option may be exercised, including as extended in accordance with section 4.13 of the Plan;

(v)

“Other Participants” shall mean any person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or a Designated Affiliate, or any employee of such person or corporation, other than an Eligible Director or an Eligible Employee;

(w)

“Participant” with respect to the Share Purchase Plan shall mean each Eligible Employee and Other Participant and with respect to the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan shall mean each Eligible Director, Eligible Employee and Other Participant;

(x)	“Participant’s Contribution” means the amount a Participant elects to contribute to the Share Purchase Plan under section 3.03 of the Plan;

(y)	“Plan” means this amended and restated share incentive plan which includes the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan;

(z)

“Service Provider” means an employee or insider of the Corporation or any Designated Affiliate and any other person or corporation engaged to provide ongoing management, consulting or other services for the Corporation or any Designated Affiliate;

(aa)	“Share Bonus Plan” means the share bonus plan described in article five of the Plan;

(bb)

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issue or potential issue of securities of the Corporation to one or more Service Providers, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(cc)	“Share Option Plan” means the share option plan described in article four of the Plan;

(dd)	“Share Purchase Plan” means the share purchase plan described in article three of the Plan; and

(ee)

“Stock Exchange” means The Toronto Stock Exchange, or, if the Common Shares are not then traded on The Toronto Stock Exchange, such other principal market upon which the Common Shares are traded as designated by the Committee from time to time.

Section 1.02. Securities Definitions: In the Plan, the terms “affiliate”, “associate”, “subsidiary” and “insider” shall have the meaning given to such terms in the Securities Act (Ontario).

Section 1.03. Headings: The headings of all articles, sections and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.04. Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.05. References to this Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, section, paragraph or other part hereof.

Section 1.06. Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE PLAN

Section 2.01 Purpose of the Plan: The Plan provides for the acquisition of Common Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of key employees and directors of the Corporation and Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Common Shares by key employees and directors of the Corporation and Designated Affiliates, it being generally recognized that share incentive plans aid in attracting, retaining and encouraging employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

Section 2.02 Administration of the Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary or desirable in order to comply with the requirements of the Plan, subject in all cases to compliance with regulatory requirements. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three Directors.

Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Optionee;

(b)	the number of Common Shares subject to Options granted to each Optionee;

(c)	the aggregate number of Common Shares subject to Options;

(d)	the name and address of each Participant in the Share Purchase Plan;

(e)	the Participants’ Contributions and the Corporation’s Contributions in respect of each Participant;

(f)	the name and address of each Participant in the Share Bonus Plan and the awards granted to each Participant under the Share Bonus Plan;

(g)	the name and address of each Participant in the Deferred Share Plan and the awards granted to each Participant under the Deferred Share Plan; and

(h)	the number of Common Shares held in safekeeping for the account of each Participant under the Plan.

Section 2.05 Determination of Participants: The Committee shall from time to time determine the Participants who may participate in the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan. The Committee may from time to time determine the number of Common Shares to be issued to any Participant, and the other terms of each award granted to each Participant, under the Share Bonus Plan, the number of Common Shares to be issued or delivered to any Participant, and the other terms of each award granted to each Participant, under the Deferred Share Plan, the Participants to whom Options may be granted, the number of Common Shares to be made subject to and the expiry date of each Option granted to each Participant and the other terms of each Option granted to each Participant, all such determinations to be made in accordance with the provisions of the Plan, and the Committee may take into consideration the present and potential contributions of, and the services rendered by, the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant. Notwithstanding the foregoing, an Eligible Director who is not also an officer of the Corporation or of a Designated Affiliate may only be granted Options upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate and such Eligible Director shall not be eligible to be granted Options on an annual basis or otherwise other than upon his or her initial appointment or election, as the case may be, as a director of the Corporation or a Designated Affiliate, with “initial appointment or election” referring to the appointment or election of such individual as a director of the Corporation or a Designated Affiliate in circumstances where, immediately prior to such appointment or election, the individual was not a director of the Corporation or a Designated Affiliate.

Section 2.06 Maximum Number of Shares:

The maximum number of Common Shares available for issue from treasury under the Plan is 25,107,401 Common Shares, subject to adjustment from time to time in accordance with section 8.08. The allocation of Common Shares available for issue from treasury under the Plan among the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan are as set forth below in this section 2.06.

(a)

Share Purchase Plan: The maximum number of Common Shares made available for issue from treasury under the Share Purchase Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 1,750,000 Common Shares in the aggregate (63,558 of which have been issued as of April 10, 2012) and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Share Purchase Plan exceed 1,750,000 Common Shares.

(b)

Share Option Plan: The maximum number of Common Shares made available for the Share Option Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 20,257,401 Common Shares in the aggregate (17,924,731 of which have been issued or are issuable pursuant to outstanding Options as of April 10, 2012) and in no event shall the aggregate number of Common Shares reserved for issue pursuant to the provisions of the Share Option Plan exceed 20,257,401 Common Shares. In addition, the aggregate number of Common Shares reserved for issue to any one Participant upon the exercise of Options shall not exceed 5% of the number of Common Shares then outstanding.

(c)

Share Bonus Plan: The maximum number of Common Shares made available for issue from treasury under the Share Bonus Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 740,511 Common Shares (472,468 of which have been issued or are issuable as of April 10, 2012) in the aggregate and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Share Bonus Plan exceed the lesser of 740,511 Common Shares and 1% of the number of Common Shares then outstanding.

(d)

Deferred Share Plan: The maximum number of Common Shares made available for issue from treasury under the Deferred Share Plan shall be determined from time to time by the Committee but, in any case, shall not exceed 2,359,489 Common Shares in the aggregate (974,318 of which have been issued or are issuable as of April 10, 2012) and in no event shall the aggregate number of Common Shares reserved for issue from treasury pursuant to the provisions of the Deferred Share Plan exceed the lesser of 2,359,489 Common Shares, and 1% of the number of Common Shares then outstanding.

For purposes of this section 2.06, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Option or issue of Common Shares, as the case may be, excluding Common Shares issued pursuant to Share Compensation Arrangements over the preceding one-year period.

ARTICLE THREE

SHARE PURCHASE PLAN

Section 3.01 The Share Purchase Plan: A share Purchase plan is hereby established for Eligible Employees and Other Participants.

Section 3.02 Participants: Participants entitled to participate in the Share Purchase Plan shall be Eligible Employees or Other Participants who have been providing services to the Corporation or any Designated Affiliate for at least the immediately preceding 12 months. The Committee shall have the right, in its absolute discretion, to waive such 12 month period or to determine that the Share Purchase Plan does not apply to any Eligible Employee or Other Participant.

Section 3.03 Election to Participate in Share Purchase Plan and Participant’s Contribution:

(a)

Any Participant may elect to contribute money to the Share Purchase Plan in any calendar year if the Participant, by the date designated by the Corporation, delivers to the Corporation a written direction in form and substance satisfactory to the Corporation authorizing the Corporation to deduct from the remuneration of the Participant the Participant’s Contribution in equal installments.

(b)

The Participant’s Contribution shall not be less than 1%, nor greater than 10%, before deductions, of the Basic Annual Salary of the Participant; provided that, in the event of any Participant making his or her Participant’s Contribution for less than a full calendar year, his or her Basic Annual Salary shall be pro-rated.

(c)

No adjustment may be made by the Participant to the Participant’s Contribution until the next succeeding calendar year, and then only if a new written direction shall have been delivered to the Corporation for such calendar year. The Participant’s Contribution shall be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan.

Section 3.04 Corporation’s Contribution: At such time or times as are determined by the Corporation but in any event no later than December 31 in the applicable calendar year, the Corporation will credit each Participant with an amount equal to 75% of the Participant’s Contribution then contributed and in respect of which no Corporation’s Contribution has previously been made; provided that once the Participant’s Contribution in respect of any calendar year equals 5% of the Basic Annual Salary of the Participant for such calendar year no further Corporation’s Contribution will be made by the Corporation for the Participant, and with such Corporation’s Contribution to be held in trust for the benefit of the Participant for the purposes of the Share Purchase Plan. For greater certainty, the maximum Corporation’s Contribution which may be made by the Corporation in respect of any Participant for any calendar year is 3.75% of the Basic Annual Salary of such Participant for such calendar year.

Section 3.05 Aggregate Contribution: The Corporation shall not be required to segregate the Aggregate Contribution from its own corporate funds or to pay interest thereon.

Section 3.06 Issue or Purchase of Shares:

(a)

The Committee may, in its sole discretion, determine whether in respect of any calendar year the obligations of the Corporation under the Share Purchase Plan will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange.

(b)

At such time or times as are determined by the Corporation but in any event no later than as soon as practicable after December 31 in the applicable calendar year, the Corporation shall either (i) issue from treasury for the account of each Participant Common Shares equal in value to the Aggregate Contribution of such Participant held in trust as of such date based on the applicable Issue Price and such Aggregate Contribution shall be converted into Common Shares at the applicable Issue Price, or (ii) deliver to the account of each Participant Common Shares equal in number to the number of Common Share purchased through the facilities of the Stock Exchange with the Aggregate Contribution (together with any previous unused balance of the Aggregate Contribution) of such Participant held in trust as of such date. If such conversion would result in the issue for the account of a Participant of a fraction of a Common Share, the Corporation will issue only such whole Common Shares as are then issuable.

(c)

The Corporation shall hold, or cause to be held, any unused balance of the Aggregate Contribution of each Participant in trust for the Participant until subsequently used in accordance with the Share Purchase Plan.

Section 3.07 Safekeeping and Delivery of Shares:

(a)

All Common Shares issued for, or delivered to, the account of a Participant in accordance with section 3.06 of the Plan will be held in safekeeping and will be delivered, subject as otherwise provided in the Share Purchase Plan, to such Participant at such time or times as are determined by the Corporation upon request of the Participant in a form acceptable to the Corporation. Any:

(i)	cash dividends;

(ii)	options or rights to purchase additional securities of the Corporation or any other corporation; or

(iii)	notices of meeting, proxy statements and proxies for any meeting of holders of Common Shares received in respect of any Common Shares held in safekeeping on behalf of a Participant shall be forwarded to such Participant, at his or her last address according to the register maintained under section 2.04 of the Plan, and any other or additional Common Shares or other securities (by way of dividend or otherwise) received in respect of any Common Shares held in safekeeping on behalf of a Participant shall also be held in safekeeping and delivered to the Participant with the delivery of the Common Shares in respect of which such additional Common Shares or other securities were issued.

(b)

If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, make any Common Shares held in safekeeping for a Participant immediately deliverable in order to permit such Common Shares to be tendered to such bid. In addition, the Committee may, by resolution, permit the Corporation’s Contribution to be made and Common Shares to be delivered for the then Aggregate Contribution of each Participant prior to the expiry of any such take-over bid in order to permit such Common Shares to be tendered to such bid.

Section 3.08 Termination of Employment or Services: Unless otherwise determined by the Committee, if a Participant shall cease to be employed by, or provide services to, the Corporation and all Designated Affiliates for any reason (including disability or death) or shall receive notice from the Corporation of the termination of his or her contract of service or employment:

(a)	the Participant shall automatically cease to be entitled to participate in the Share Purchase Plan;

(b)	any portion of the Participant’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant;

(c)

any portion of the Corporation’s Contribution then held in trust for the Participant shall be paid to the Participant or the estate of the Participant, except in the case of a resignation (not as a result of retirement) or termination for cause, and in such case, any portion of the Corporation’s Contribution then held in trust for the Participant shall be returned and paid to the Corporation; and

(d)	any Common Shares then held in safekeeping for the Participant shall be delivered to the Participant or the estate of the Participant.

Section 3.09 Election to Withdraw from Share Purchase Plan: Any Participant may at any time elect to withdraw from the Share Purchase Plan. In order to withdraw the Participant must give at least two weeks’ notice to the Corporation in writing in form and substance satisfactory to the Corporation directing the Corporation to cease deducting from the Participant’s remuneration the Participant’s Contribution. Deductions will cease to be made commencing with the first pay date following expiry of the two week notice. The Participant’s Contribution will continue to be held in trust. On the next following date for making the Corporation’s Contribution the Corporation will credit the Participant with the pro rata amount of the Corporation’s Contribution, calculated in accordance with section 3.04 of the Plan. The delivery of Common Shares will not be accelerated by such withdrawal but will occur on the date on which such Common Shares would otherwise have been issued or purchased, as the case may be, in accordance with section 3.06 of the Plan and delivered to the Participant in accordance with section 3.07 of the Plan had the Participant not elected to withdraw from the Share Purchase Plan.

Section 3.10 Necessary Approvals: The obligation to issue or purchase and to deliver any Common Shares in accordance with the Share Purchase Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Share Purchase Plan for whatever reason, the obligation to issue or purchase or to deliver such Common Shares shall terminate and any Participant’s Contribution held in trust for a Participant shall be returned to the Participant without interest.

ARTICLE FOUR

SHARE OPTION PLAN

Section 4.01 The Share Option Plan and Participants: A share option plan is hereby established for Eligible Directors (subject to section 2.05 of the Plan), Eligible Employees and Other Participants.

Section 4.02 Option Notice or Agreement: Each Option granted to a Participant shall be evidenced by a stock option notice or stock option agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 4.03 Exercise Price: The price per share at which any Common Share which is the subject of an Option may be purchased shall be determined by the Committee at the time the Option is granted, provided that such price shall be not less than the closing price of the Common Shares on the Stock Exchange on the last trading day immediately preceding the date of grant of such Option.

Section 4.04 Term of Option: The Option Period for each Option shall be such period of time as shall be determined by the Committee, subject to amendment by an Employment Contract, provided that, subject to section 4.13 of the Plan, in no event shall an Option Period exceed 7 years.

Section 4.05 Lapsed Options: If Options granted under the Share Option Plan are surrendered, terminate or expire without being exercised in whole or in part, new Options may be granted covering the Common Shares not purchased under such lapsed Options.

Section 4.06 Limit on Options to be Exercised: Except as otherwise specifically provided in any Employment Contract, or in section 4.09 of the Plan, the Committee may determine when an Option may be exercised during the Option Period, such vesting and exercise terms to be set out in the stock option notice or stock option agreement in respect of the Option.

Section 4.07 Eligible Participants on Exercise: Subject to section 4.06 of the Plan and the vesting and exercise terms set out in the stock option notice or stock option agreement in respect of the Option, an Option may be exercised by the Optionee in whole at any time, or in part from time to time, during the Option Period, provided however that, except as otherwise specifically provided in section 4.10 or section 4.11 of the Plan or in any Employment Contract, no Option may be exercised unless the Optionee at the time of exercise thereof is:

(a)

in the case of an Eligible Employee, an officer of the Corporation or a Designated Affiliate or in the employment of the Corporation or a Designated Affiliate and has been continuously an officer or so employed since the date of the grant of such Option, provided however that a leave of absence with the approval of the Corporation or such Designated Affiliate shall not be considered an interruption of employment for purposes of the Share Option Plan;

(b)

in the case of an Eligible Director who is not also an Eligible Employee, a director of the Corporation or a Designated Affiliate and has been such a director continuously since the date of the grant of such Option; and

(c)

in the case of any Other Participant, engaged, directly or indirectly, in providing ongoing management, consulting or other services for the Corporation or a Designated Affiliate and has been so engaged since the date of the grant of such Option.

Section 4.08 Payment of Exercise Price: The issue of Common Shares on the exercise of any Option shall be contingent upon receipt by the Corporation of payment of the aggregate purchase price for the Common Shares in respect of which the Option has been exercised by cash or certified cheque delivered to the registered office of the Corporation together with a validly completed notice of exercise. No Optionee or legal representative, legatee or distributee of any Optionee will be, or will be deemed to be, a holder of any Common Shares with respect to which such Optionee was granted an Option unless and until a certificate for such Common Shares is issued to such Optionee under the terms of the Share Option Plan. Subject to section 4.12 of the Plan, upon an Optionee exercising an Option and paying the Corporation the aggregate purchase price for the Common Shares in respect of which the Option has been exercised, the Corporation shall as soon as practicable issue and deliver a certificate representing the Common Shares so purchased.

Section 4.09 Acceleration on Take-over Bid: If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, permit all Options outstanding to become immediately exercisable, notwithstanding section 4.06 of the Plan or any term or condition of any Option in order to permit Common Shares issuable under such Options to be tendered to such bid.

Section 4.10 Effect of Death: If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Option held by such Participant or Other Participant at the date of such death shall become immediately exercisable notwithstanding section 4.06 of the Plan or any term or condition of such Option, and shall be exercisable in whole or in part only by the person or persons to whom the rights of the Optionee under the Option shall pass by the will of the Optionee or the laws of descent and distribution for a period of nine months (or such other period of time as is otherwise provided in an Employment Contract or the terms and conditions of any Option) after the date of death of the Optionee or prior to the expiration of the Option Period in respect of the Option, whichever is sooner, and then only to the extent that such Optionee was entitled to exercise the Option at the date of the death of such Optionee in accordance with sections 4.06, 4.07 and 4.11 of the Plan and the terms and conditions of such Option.

Section 4.11 Effect of Termination of Employment or Services: If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract;

(collectively a “Termination”), except as otherwise provided in any Employment Contract or the terms and conditions of any Option, such Participant may, but only within 60 days following (i) the Date of Termination stipulated in a notice of termination not for cause from the Corporation or any Designated Affiliate or (ii) Termination in situations other than a termination not for cause, exercise his Options to the extent that such Participant was entitled to exercise such Options at the Date of Termination or the date of such Termination. Notwithstanding the foregoing or any Employment Contract, in no event shall such right extend beyond the Option Period.

Section 4.12 Necessary Approvals: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Option Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Participant upon the exercise of an Option for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any exercise price paid to the Corporation in respect of the exercise of such Option shall be returned to the Participant.

Section 4.13 Extension of Option Period: Notwithstanding section 4.04 of the Plan but subject to section 4.07 and section 4.11 of the Plan, the expiration date of an Option will be the date determined by the Committee, subject to amendment by an Employment Contract, unless such expiration date falls within a Blackout Period or within ten Business Days after a Blackout Period Expiry Date, in which case the expiration date of the Option will be the date which is ten Business Days after the Blackout Period Expiry Date.

ARTICLE FIVE

SHARE BONUS PLAN

Section 5.01 The Share Bonus Plan: A share bonus plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 5.02 Participants: The Committee shall have the right to determine, in its sole and absolute discretion, to issue for no cash consideration to a Participant any number of Common Shares as a discretionary bonus subject to such provisions and restrictions as the Committee may determine.

Section 5.03 Necessary Approvals: The obligation of the Corporation to issue and deliver any Common Shares in accordance with the Share Bonus Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued by the Corporation and delivered to any Participant under the Share Bonus Plan for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate.

ARTICLE SIX

DEFERRED SHARE PLAN

Section 6.01 The Deferred Share Plan: A deferred share plan is hereby established for Eligible Directors, Eligible Employees and Other Participants.

Section 6.02 Awards and Issue or Purchase of Shares: The Committee shall have the right, in its sole and absolute discretion, to grant awards of Common Shares to Participants subject to such provisions and restrictions (including vesting provisions) as the Committee may determine and to determine whether in respect of awards of Common Shares granted in any calendar year such awards will be satisfied by the issue from treasury of Common Shares or by the purchase of Common Shares through the facilities of the Stock Exchange. As soon as practicable following the date on which Common Shares are to be issued or delivered to a Participant in respect of an award of Common Shares granted under the Deferred Share Plan the Corporation shall either (i) issue from treasury the Common Shares so awarded to such Participant or (ii) deliver Common Shares purchased through the facilities of the Stock Exchange equal in number to the number of Common Shares so awarded to such Participant.

Section 6.03 Award Notice or Agreement: Awards granted to Participants under the Deferred Share Plan shall be evidenced by a notice or agreement setting out terms and conditions consistent with the provisions of the Plan, which terms and conditions need not be the same in each case and which terms and conditions may be changed from time to time.

Section 6.04 Acceleration on Take-Over Bid: If there is a take-over bid (within the meaning of the Securities Act (Ontario)) made for all or a portion of the outstanding Common Shares, then the Committee may, by resolution, accelerate any awards granted under the Deferred Share Plan and issue or deliver any Common Shares issuable or deliverable to Participants in respect of awards granted under the Deferred Share Plan in order to permit such Common Shares to be tendered to such bid.

Section 6.05 Effect of Death: If a Participant or, in the case of an Other Participant which is not an individual, the primary individual providing services to the Corporation or Designated Affiliate on behalf of the Other Participant, shall die, any Common Shares to which such Participant was entitled in respect of an award granted under the Deferred Share Plan as of the date of death shall be delivered as soon as practicable thereafter and, except, as otherwise provided in any Employment Contract or in the notice or agreement referred to in section 6.03 of the Plan or as otherwise determined by the Committee, such Participant shall thereafter cease to be entitled to participate in the Deferred Share Plan and any entitlement to thereafter receive any other Common Shares under the Deferred Share Plan shall terminate with effect as of the date of death of such Participant.

Section 6.06 Effect of Termination of Employment or Services: If a Participant shall:

(a)	cease to be a director of the Corporation and of the Designated Affiliates (and is not or does not continue to be an employee thereof) for any reason (other than disability or death); or

(b)

cease to be employed by, or provide services to, the Corporation or the Designated Affiliates (and is not or does not continue to be a director or officer thereof), or any corporation engaged to provide services to the Corporation or the Designated Affiliates, for any reason (other than retirement, disability or death) or shall receive notice from the Corporation or any Designated Affiliate of the termination of his Employment Contract, unless otherwise determined by the Committee or otherwise provided in any Employment Contract or the notice or agreement referred to in section 6.03 of the Plan, such Participant shall cease to be entitled to participate in the Deferred Share Plan and any entitlement to receive Common Shares under the Deferred Share Plan shall terminate with effect as of such date.

Section 6.07 Necessary Approvals: The obligation of the Corporation to issue or purchase and deliver any Common Shares pursuant to the Deferred Share Plan shall be subject to any necessary approvals of any stock exchange or regulatory authority having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued or purchased or delivered to any Participant under the Deferred Share Plan for whatever reason, the obligation of the Corporation to issue or purchase or deliver such Common Shares shall terminate.

ARTICLE SEVEN

WITHHOLDING TAXES

Section 7.01 Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Option, Common Share or other benefit under the Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued upon the exercise of any Option, until such time as the Participant has paid the Corporation or any Designated Affiliate any amount which the Corporation or the Designated Affiliate is required to withhold with respect to such taxes.

ARTICLE EIGHT

GENERAL

Section 8.01 Effective Time of Plan: The Plan shall become effective upon a date to be determined by the Directors.

Section 8.02 Issuances to Insiders:

(a)

In no event shall any security based compensation arrangement (within the meaning of section 613 of the Company Manual of The Toronto Stock Exchange as amended or superseded from time to time), together with all other previously established and proposed security based compensation arrangements of the Corporation, result in:

(i)	the number of Common Shares issuable from treasury at any time pursuant to Options granted to insiders exceeding 10% of the issued and outstanding Common Shares; or

(ii)	the issue from treasury to insiders, within a one-year period, of a number of Common Shares which exceed 10% of the issued and outstanding Common Shares.

(b)

The number of Common Shares reserved for issue to non-employee Directors under the Plan shall not exceed (x) for all non-employee directors, in the aggregate, a maximum of 1% of the number of outstanding Common Shares, and (y) on an individual non-employee Director basis, awards of

Common Shares and/or Options per non-employee Director in any one calendar year having a maximum aggregate value of $100,000 at the time of the awards (other than awards under the Plan to a non-employee Director in the year of his or her initial appointment to the board of Directors).

Section 8.03 Suspension, Termination or Amendments: The Committee shall have the right

(a)	without the approval of the shareholders of the Corporation, to

(i)	suspend or terminate (and to re-instate) the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan or the Deferred Share Plan, and

(ii)	make the following amendments to the Plan

(A)

any amendment of a “housekeeping” nature, including, without limitation, amending the wording of any provision of the Plan for the purpose of clarifying the meaning of existing provisions or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan, correcting grammatical or typographical errors and amending the definitions contained within the Plan,

(B)

any amendment to comply with the rules, policies, instruments and notices of any regulatory authority to which the Corporation is subject, including the Stock Exchange, or to otherwise comply with any applicable law or regulation,

(C)	any amendment to the vesting provisions of the Share Purchase Plan, the Share Option Plan or the Deferred Share Plan,

(D)

other than changes to the expiration date and the exercise price of an Option as described in subparagraph 8.03(b)(iii) and subparagraph 8.03(b)(iv) of the Plan, any amendment, with the consent of the Optionee, to the terms of any Option previously granted to such Optionee under the Share Option Plan,

(E)

any amendment to the provisions concerning the effect of the termination of a Participant’s employment or services on such Participant’s status under the Share Purchase Plan, the Share Bonus Plan or the Deferred Share Plan,

(F)	any amendment to the provisions concerning the effect of the termination of an Optionee’s position, employment or services on such Optionee’s status under the Share Option Plan,

(G)	any amendment to the categories of persons who are Participants,

(H)	any amendment to the contribution mechanics of the Share Purchase Plan,

(I)

any amendment respecting the administration or implementation of the Plan, including, for greater certainty, any amendment respecting a reallocation of Common Shares reserved for issue from treasury under the Plan among any of the Share Purchase Plan, the Share Option Plan, the Share Bonus Plan and the Deferred Share Plan; and

(J)

any amendment to provide a cashless exercise feature to any Option or the Share Option Plan, provided that such amendment ensures the full deduction of the number of underlying Common Shares from the total number of Common Shares subject to the Share Option Plan;

and

(b)	with the approval of the shareholders of the Corporation by ordinary resolution, to make any amendment to the Plan not contemplated by paragraph 8.03(a) of the Plan, including, but not limited to

(i)

any change to the number of Common Shares issuable from treasury under the Plan, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage, other than an adjustment pursuant to section 8.08, of the Plan,

(ii)

any amendment which would change the number of days set out in section 4.13 of the Plan with respect to the extension of the expiration date of Options expiring during or immediately following a Blackout Period,

(iii)	any amendment which reduces the exercise price of any Option, other than an adjustment pursuant to section 8.08 of the Plan,

(iv)	any amendment which extends the expiry date of an Option other than as then permitted under the Share Option Plan,

(v)	any amendment which cancels any Option and replaces such Option with an Option which has a lower exercise price, other than an adjustment pursuant to section 8.08 of the Plan,

(vi)	any amendment which would permit Options to be transferred or assigned by any Participant other than as allowed by subsection 8.04 of the Plan;

(vii)	any amendment to increase the limits set forth in section 8.02(b) of the Plan; and

(viii)	any amendment to section 8.03(a)(ii) of the Plan or this section 8.03(b).

Notwithstanding the foregoing, any amendment to the Plan shall be subject to the receipt of all required regulatory approvals including, without limitation, the approval of the Stock Exchange.

Section 8.04 Non-Assignable: No rights under the Plan and no Option awarded pursuant to the provisions of the Plan are assignable or transferable by any Participant other than pursuant to a will or by the laws of descent and distribution.

Section 8.05 Rights as a Shareholder: No Optionee shall have any rights as a shareholder of the Corporation with respect to any Common Shares which are the subject of an Option. No Optionee shall be entitled to receive any dividends, distributions or other rights declared for shareholders of the Corporation for which the record date is prior to the date of issue of certificates representing Common Shares.

Section 8.06 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

Section 8.07 Consolidation, Merger, etc.: If there is a consolidation, merger or statutory amalgamation or arrangement of the Corporation with or into another corporation, a separation of the business of the Corporation into two or more entities or a transfer of all or substantially all of the assets of the Corporation to another entity:

(a)

each Participant for whom Common Shares are held in safekeeping under the Share Purchase Plan shall receive on the date that Common Shares would otherwise be delivered to the Participant the securities, property or cash which the Participant would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the Participant had held the applicable number of Common Shares immediately prior to such event; and

(b)

upon the exercise of an Option under the Share Option Plan the holder thereof shall be entitled to receive the securities, property or cash which the holder would have received upon such consolidation, merger, amalgamation, arrangement, separation or transfer if the holder had exercised the Option immediately prior to the effective time of such event, unless the Committee otherwise determines the basis upon which such Option shall be exercisable.

Section 8.08 Adjustment in Number of Shares Subject to the Plan: In the event there is any change in the Common Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made to the awards granted under the Plan by the Committee, including without limitation, in:

(a)	the number of Common Shares available under the Plan;

(b)	the number of Common Shares subject to any Option; and

(c)	the exercise price of the Common Shares subject to Options.

If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

Section 8.09 Securities Exchange Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid (within the meaning of the Securities Act (Ontario)) pursuant to which 100% of the outstanding Common Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the Act, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all Optionees requiring them to surrender their Options within 10 days of the mailing of such notice, and the Optionees shall be deemed to have surrendered such Options on the tenth day after the mailing of such notice without further formality, provided that:

(a)	the Committee delivers with such notice an irrevocable and unconditional offer by the offeror to grant replacement options to the Optionees on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement options have substantially the same economic value as the Options being surrendered; and

(c)	the surrender of Options and the granting of replacement options can be effected on a tax free rollover basis under the Income Tax Act (Canada).

Section 8.10 No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Common Shares issued or delivered in accordance with the provisions of the Plan.

Section 8.11 Participation through RRSP’s and Holding Companies: Subject to the approval of the Committee, an Eligible Employee or Eligible Director may elect, at the time rights or Options are granted under the Plan, to participate in the Plan by holding any rights or Options granted under the Plan in a registered retirement savings plan established by such Eligible Employee or Eligible Director for the sole benefit of such Eligible Employee or Eligible Director or in a personal holding corporation controlled by such Eligible Employee or Eligible Director. For the purposes of this section 8.11, a personal holding corporation shall be deemed to be controlled by an Eligible Employee or Eligible Director if (i) voting securities carrying more than 50% of the votes for the election of directors of such corporation are held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and the votes carried by such voting securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, and (ii) all of the voting and equity securities of such corporation are directly or indirectly held, otherwise than by way of security only, by or for the benefit of such Eligible Employee or Eligible Director and/or his or her spouse, children or grandchildren. In the event that an Eligible Employee or Eligible Director elects to hold the rights or Options granted under the Plan in a registered retirement savings plan or personal holding corporation, the provisions of the Plan shall continue to apply as if the Eligible Employee or Eligible Director held such rights or Options directly.

Section 8.12 Compliance with Applicable Law: If any provision of the Plan or any Option contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction over the securities of the Corporation, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 8.13 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of Ontario.

Section 8.14 Independent Advice: Each Participant is responsible for obtaining independent legal, tax and financial advice at his or her own expense and any failure on his or her part to retain legal, tax or financial advisors shall not affect the validity of this Plan.

APPENDIX “D”

BOARD OF DIRECTORS MANDATE

1.	Purpose

The primary function of the directors (individually a “Director” and collectively the “Board”) of IAMGOLD Corporation (the “Corporation”) is to supervise the management of the business and affairs of the Corporation. The Board has the responsibility to supervise the management of the Corporation which is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the “CEO”), should set the standards of conduct for the Corporation.

2.	Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board.

3.	Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)	Legal Requirements

(i)	The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)	The Board has the statutory responsibility to, among other things:

A.	manage, or supervise the management of, the business and affairs of the Corporation;

B.	act honestly and in good faith with a view to the best interests of the Corporation;

C.	exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

D.

act in accordance with the obligations contained in the Canada Business Corporations Act (the “CBCA”), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies and other applicable legislation and regulations.

(iii)	The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.	any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.

the filling of a vacancy among the directors or in the office of auditor and the appointing or removing of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

C.	the issue of securities except as authorized by the Board;

D.	the declaration of dividends;

E.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

F.

the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

G.	the approval of a management proxy circular;

H.	the approval of a take-over bid circular, directors’ circular or issuer bid circular;

I.	the approval of an amalgamation of the Corporation;

J.	the approval of an amendment to the articles of the Corporation;

K.	the approval of annual financial statements of the Corporation; and

L.	the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)	Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)	Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)	Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

(i)	appoint the CEO, and together with the CEO, to develop a position description for the CEO;

(ii)

with the advice of the compensation committee of the Board (the “Compensation Committee”), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

(iii)	provide advice and counsel to the CEO in the execution of the duties of the CEO;

(iv)	develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

(v)	approve the appointment of all corporate officers;

(vi)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

(vii)	consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

(viii)	ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)	Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other senior officers of the Corporation and to ensure that the CEO and such other senior officers are creating a culture of integrity throughout the Corporation.

(f)	Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

(ii)	approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

(iii)	ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

(iv)	ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

(v)

developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principals and guidelines that are specifically applicable to the Corporation; and

(vi)	examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)	Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

(ii)	ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

(iii)	ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

(iv)	ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

(v)	reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)	Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

(i)	monitoring the Corporation’s progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

(ii)	considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

(iii)	reviewing and approving material transactions involving the Corporation;

(iv)	ensuring that the Corporation has implemented adequate internal control and management information systems;

(v)	assessing the individual performance of each Director and the collective performance of the Board; and

(vi)	overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.	Board’s Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.	Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)	Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)	Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which the director is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation’s advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)	Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)	Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director’s time and availability, and may also present conflicts issues. Directors should consider advising the chairman of the Corporate Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)	Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)	Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

(g)	Evaluating Board Performance

The Board, in conjunction with the Corporate Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Corporate Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.	Qualifications and Directors’ Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.	Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded.

Management may be asked to participate in any meeting of the Board. The Board should meet separately from management as considered appropriate to ensure that the Board functions independently of management. The independent Directors should meet with no members of management present as considered appropriate.

8.	Committees

The Board has established an Audit and Finance Committee, a HRCC, an EHSC and a NCGC to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.	Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.	Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Corporate Governance Committee.